Exhibit 10.4

EQUITY PURCHASE AGREEMENT

by and between

PSEG POWER VENTURES LLC

and

QUATTRO SOLAR, LLC

Dated as of May 4, 2021

-i-

-ii-

-iii-

Exhibits

Exhibit A    Form of Transition Services Agreement

Schedules

Schedule I: Accounting Principles

Schedule II: [Reserved]

Schedule III: Timing Adjustment Cash Flow

Schedule IV: Consent Company Base Purchase Price

Schedule V: Consent Company Target Working Capital

Seller Disclosure Schedule

Purchaser Disclosure Schedule

-iv-

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of May 4, 2021, is by and between PSEG Power Ventures LLC, a Delaware limited liability company (“Seller”), and Quattro Solar, LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, Seller owns one hundred percent (100%) of the outstanding limited liability company interests (the “Solar Source Units”) of PSEG Solar Source LLC, a Delaware limited liability company (the “Transferred Company”);

WHEREAS, Seller indirectly owns one hundred percent (100%) of the outstanding limited liability company interests (the “Siete Units”) of Siete Solar LLC, a Delaware limited liability company (“Siete Solar”), and, upon consummation of the Arizona Distribution, Seller will directly own one hundred percent (100%) of the Siete Units;

WHEREAS, Seller indirectly owns one hundred percent (100%) of the outstanding limited liability company interests (the “Texas Units”) of PSEG Solar Texas LLC, a Delaware limited liability company (“PSEG Texas”), which directly owns one hundred percent (100%) of the outstanding limited liability company interests in Newman Solar LLC, a Delaware limited liability company (“Newman Solar”), and, upon consummation of the Texas Distribution, Seller will directly own one hundred percent (100%) of the Texas Units;

WHEREAS, Seller indirectly owns one hundred percent (100%) of the outstanding limited liability company interests (the “SI Units”) of San Isabel Solar LLC, a Delaware limited liability company (“SI Solar”), and, upon consummation of the SI Distribution, Seller will directly own one hundred percent (100%) of the SI Units;

WHEREAS, Seller indirectly owns one hundred percent (100%) of the outstanding limited liability company interests (the “Utah Units” and, together with the Texas Units, the Siete Units and the SI Units, each such set of limited liability company interests, “Consent Units”) of PSEG Solar Utah LLC, a Delaware limited liability company (“PSEG Utah”), which directly owns one hundred percent (100%) of the outstanding limited liability company interests in Pavant Solar II LLC, a Delaware limited liability company (“Pavant Solar”), and, upon consummation of the Utah Distribution, Seller will directly own one hundred percent (100%) of the Utah Units;

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Solar Source Units and the Consent Units for the applicable consideration set forth in Section 2.2, subject to the adjustments and all other terms and conditions set forth in this Agreement;

WHEREAS, for U.S. federal income tax purposes, the parties intend (i) the acquisition of the Solar Source Units pursuant to this Agreement to be treated as a purchase and sale of all of the assets of the Transferred Company (and of any other HSR Company that is a disregarded entity for U.S. federal income tax purposes) that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code and (ii) the acquisition of the Consent Units pursuant to this Agreement to be treated as a purchase and sale of all of the assets of the applicable Consent Companies that are disregarded entities for U.S. federal income tax purposes that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1    Defined Terms. For purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, audit, suit, arbitration, litigation, investigation or proceeding whether by or before a Governmental Entity, mediator or other dispute resolution body.

“Adjustment Date” shall mean July 1, 2021.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person; provided, that from and after (a) the HSR Closing, (i) none of the HSR Companies shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any HSR Company and (b) a Consent Closing, (i) none of the applicable Consent Companies shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of any such applicable Consent Company.

“Arizona Distribution” shall mean the distribution by PSEG Solar Arizona LLC, a Delaware limited liability company, of the Siete Units to the Transferred Company and the distribution by the Transferred Company of the Siete Units to Seller in accordance with and to the extent required by Section 5.18.

“Base Purchase Price” shall mean the HSR Base Purchase Price or a CC Base Purchase Price, as the context may require.

“Benefit Plan” shall mean any benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and any other compensation or benefits plan, program or arrangement, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, or health and welfare plan, in each case either (x) for the benefit of current or former employees, directors, consultants or independent contractors of a Person or any of its Affiliates or (y) under which such Person or any of its Affiliates has any liability or any obligation to contribute (whether actual or contingent), other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the business of owning, operating and selling electricity, renewable energy credits, tax credits and electricity-related products from the photovoltaic solar power generating facilities set forth on Section 1.1(b) of the Seller Disclosure Schedule (each, a “Facility”) and the conduct of other activities by the Transferred Entities to the extent related or incidental to the foregoing, in each case as conducted by Seller (directly and indirectly through the Transferred Entities). For the avoidance of doubt, the “Business” shall not include (i) (A) any personnel of Seller or any of its Affiliates or any former, present or future rights, assets, properties, businesses, operations or activities of Seller Parent or any of its Subsidiaries (other than the Transferred Entities) other than as set forth in the immediately preceding sentence or (B) any Cash or any assets set forth on Section 1.1(c)(i)(B) of the Seller Disclosure Schedule (the assets referred to in the foregoing clauses (i)(A) and (B), collectively, the “Excluded Assets”) or (ii) (A) any Liabilities to the extent relating to the Excluded Assets or the Retained Businesses and not to the Transferred Entities and the Business or (B) any Funded Indebtedness or any Liabilities set forth on Section 1.1(c)(ii)(B) of the Seller Disclosure Schedule (the Liabilities referred to in the foregoing clauses (ii)(A) and (B), collectively, the “Excluded Liabilities”), and no such personnel, Excluded Assets or Excluded Liabilities shall, directly or indirectly, be transferred to Purchaser in connection with any Sale or the other transactions contemplated by this Agreement.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Material Adverse Effect” shall mean any event, change, development or effect or series thereof that has a material adverse effect on the assets, business, financial condition or results of operations of the Business and the Transferred Entities, taken as a whole; provided, that no such event, change, development or effect resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic, product, service, or regional transmission organization areas, (b) general political, economic, regulatory, financial, capital or commodity market conditions, whether regional, domestic, foreign or global (including interest rates, exchange rates, tariffs, commodity prices, trade wars and credit markets), (c) any act of civil unrest, war or terrorism, cyberterrorism, military activity, sabotage or cybercrime, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions, (d) any conditions resulting from natural disasters, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires, epidemics, pandemics or disease outbreaks (including COVID-19) or other acts of God, (e) the failure of the financial or operating performance of the Transferred Entities to meet internal or analyst projections, forecasts or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that Seller is making any representation or warranty hereunder with respect to any internal or analyst projections, forecasts or budgets, and no such representations or warranties are being made), (f) any action taken or omitted to be taken at the written request or with the written consent of Purchaser or that is required or expressly permitted by this Agreement, (g) the execution, announcement or pendency of this Agreement or the terms hereof (including the identity of Purchaser) or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Business with customers, employees, suppliers or other business relationships, (h) changes in any Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof after the date of this Agreement; provided, that any adverse event, change, development or effect resulting from the matters described in clauses (a), (b), (c) and (d) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that it has a materially disproportionate effect on the Business and the Transferred Entities, taken as a whole, relative to similarly situated businesses or Persons in the industries in which the Business and the Transferred Entities operate (in which case only such incremental materially disproportionate effect may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Cash” shall mean the aggregate of all cash and cash equivalents, including bank deposits, investment accounts, certificates of deposit, marketable securities, short-term deposits and other similar cash items of the applicable Transferred Entities as of 12:01 a.m. (New York City time) on the applicable Closing Date, calculated in accordance with the Accounting Principles.

“CC Target Working Capital” shall mean, for each Consent Company, the amount set forth next to such Consent Company’s name on Schedule V.

“CC Timing Adjustment” shall mean an amount equal to the net sum (whether positive or negative) of the Timing Adjustment Cash Flow for the applicable Consent Company for each day included in the applicable CC Timing Adjustment Period, as calculated in accordance with the Timing Adjustment Principles.

“CC Timing Adjustment Period” shall mean, for any Consent Company, if the applicable Consent Closing Date is after the Adjustment Date, the period commencing at 12:01 a.m. (New York City time) on the Adjustment Date and ending at 11:59 p.m. (New York City time) on the day prior to the applicable Consent Closing Date.

“CC Working Capital” shall mean (a) the current assets of the applicable Consent Company, as of 12:01 a.m. (New York City time) on the applicable Consent Closing Date, that are included in the line item categories of current assets specifically identified in Annex A of Schedule I minus (b) the current liabilities of the applicable Consent Company, as of 12:01 a.m. (New York City time) on the applicable Consent Closing Date, that are included in the line item categories of current liabilities specifically identified in Annex A of Schedule I, in each case, without duplication and without giving effect to the applicable Consent Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “CC Working Capital” include any amounts to the extent included in or with respect to (i) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts, in each case applicable to such Consent Company and settled or eliminated at or prior to the applicable Consent Closing pursuant to Section 5.7 or Section 5.8, (ii) Excluded Assets or Excluded Liabilities, (iii) current liabilities that are paid at the applicable Consent Closing by Seller or any of its Affiliates pursuant to this Agreement, (iv) any deferred financing costs and intangible assets or liabilities, (v) prepaid expenses, deposits or other current assets for which Purchaser will not receive benefit, (vi) derivative assets and liabilities and mark-to-market amounts (including any interest rate swaps), (vii) any expenses paid by Seller pursuant to Section 10.6, (viii) deferred Tax assets or deferred Tax Liabilities with respect to income Taxes, (ix) any asset or Liability with respect to any U.S. federal income Tax or any other Tax, in each case of this clause (ix), reportable on a Combined Tax Return or (x) any asset or Liability of an HSR Company.

“Closing Purchase Price” shall mean the HSR Closing Purchase Price or a CC Closing Purchase Price, as the context may require.

“Closing Working Capital Adjustments” shall mean the HSR Closing Working Capital Adjustment or a CC Closing Working Capital Adjustment, as the context may require.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any affiliated, combined, consolidated, unitary, group or other Tax Return that includes, or reflects the assets, liabilities or activities of, Seller Parent or any of its Affiliates (other than the Transferred Entities), on the one hand, and any of the Transferred Entities, on the other hand.

“Competition Laws” shall mean any domestic, federal, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade means.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of November 24, 2020, by and between PSEG Services Corporation and LS Power Equity Advisors, LLC.

“Consent Company” shall mean (a) collectively in respect of the Texas Units, PSEG Texas and Newman Solar, (b) collectively in respect of the Utah Units, PSEG Utah and Pavant Solar, (c) in respect of the Siete Units, Siete Solar and (d) in respect of the SI Units, SI Solar.

“Continuing Support Period” means, with respect to any Continuing Support Obligation, a period ending at the earliest to occur of: (a) the date on which the Continuing Support Obligation has been replaced in accordance with Section 5.9, (b) the date on which such Continuing Support Obligation is otherwise scheduled to expire or terminate by its terms and (c) that date which falls on the twelve (12) month anniversary of the applicable Closing Date.

“Contract” shall mean any legally binding lease, evidence of Indebtedness, mortgage, security contract, contract, binding offer, license, arrangement, option, instrument or other agreement, other than a Permit or Benefit Plan.

“control” shall mean, as to any Person, the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any mandatory or recommended quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, masking, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity having the force of Law in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity.

“Distribution” shall mean the Arizona Distribution, the SI Distribution, the Texas Distribution or the Utah Distribution, as the context may require, or, in respect of any of the foregoing other than the Utah Distribution, any other structuring alternative reasonably agreed by Seller and Purchaser in the event Seller or Purchaser reasonably determines that any Contract set forth on Section 3.13(c) of the Seller Disclosure Schedule applicable to the Consent Company subject of such Distribution makes such structuring alternative advisable.

“Eligible Bank” shall mean a commercial bank or trust company organized under the laws of the United States (a) with senior unsecured debt rating of at least “A3” by Moody’s and “A-” by S&P, (b) with a shareholders’ equity of at least ten billion dollars ($10,000,000,000), and (c) that is otherwise acceptable to Seller in its sole discretion.

“Environmental Laws” shall mean any applicable federal, state or local Law relating to the protection of the environment, natural resources or to human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Substances).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“FERC” shall mean the Federal Energy Regulatory Commission.

“FPA” shall mean the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

“Funded Indebtedness” shall mean, without duplication, with respect to the Transferred Entities subject of a Sale: (a) the outstanding principal amount of any indebtedness for borrowed money of such Transferred Entities and all accrued but unpaid interest thereon; (b) obligations evidenced by bonds (other than surety bonds), notes or debentures or similar instruments; (c) any obligations of such Transferred Entities in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder; (d) any guaranty of any of the foregoing; or (e) all make-whole payments, redemption or prepayment premiums or penalties with respect to any of the foregoing that would be payable on, or triggered by the occurrence of, the applicable Closing Date.

“GAAP” shall mean generally accepted accounting principles in the United States as in effect on the date hereof.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, self-regulatory organization, quasi-governmental body, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing, FERC, NERC, PJM, CAISO, NYISO, ISO-NE or any other regional transmission operator, independent system operator or regional reliability organization or any arbitral panel or arbitrator appointed by the entities described herein.

“Hazardous Substance” shall mean any substance, material, pollutant, contaminant, chemical or waste listed, defined, designated or classified as a pollutant, contaminant, hazardous, toxic or radioactive under any Environmental Law, including any petroleum or any derivative or byproduct thereof, asbestos, or asbestos containing material, or polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Companies” shall mean each Transferred Entity other than a Consent Company.

“HSR Target Working Capital” shall mean $4,200,000.

“HSR Timing Adjustment” shall mean an amount equal to the net sum (whether positive or negative) of the Timing Adjustment Cash Flow for the HSR Companies for each day included in the HSR Timing Adjustment Period, as calculated in accordance with the Timing Adjustment Principles.

“HSR Timing Adjustment Period” shall mean, if the HSR Closing Date is after the Adjustment Date, the period commencing at 12:01 a.m. (New York City time) on the Adjustment Date and ending at 11:59 p.m. (New York City time) on the day prior to the HSR Closing Date.

“HSR Working Capital” shall mean (a) the current assets of the HSR Companies (on a consolidated basis), as of 12:01 a.m. (New York City time) on the HSR Closing Date, that are included in the line item categories of current assets specifically identified in Annex A of Schedule I minus (b) the current liabilities of the HSR Companies (on a consolidated basis), as of 12:01 a.m. (New York City time) on the HSR Closing Date, that are included in the line item categories of current liabilities specifically identified in Annex A of Schedule I, in each case, without duplication and without giving effect to the HSR Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “HSR Working Capital” include any amounts to the extent included in or with respect to (i) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts, in each case applicable to a

HSR Company and settled or eliminated at or prior to the HSR Closing pursuant to Section 5.7 or Section 5.8, (ii) Excluded Assets or Excluded Liabilities, (iii) current liabilities that are paid at the HSR Closing by Seller or any of its Affiliates pursuant to this Agreement, (iv) any deferred financing costs and intangible assets or liabilities, (v) prepaid expenses, deposits or other current assets for which Purchaser will not receive benefit, (vi) derivative assets and liabilities and mark-to-market amounts (including any interest rate swaps), (vii) any expenses paid by Seller pursuant to Section 10.6, (viii) deferred Tax assets or deferred Tax Liabilities with respect to income Taxes, (ix) any asset or Liability with respect to any U.S. federal income Tax or any other Tax, in each case of this clause (ix), reportable on a Combined Tax Return or (x) any asset or Liability of a Consent Company.

“Indebtedness” of any Person shall mean any liability or obligation, whether contingent or otherwise: (a) to pay the deferred and unpaid purchase price of property or services (including ‘earn out’ payments or other contingent payments), other than trade payables arising in the ordinary course of business included in the definition of CC Working Capital or HSR Working Capital; (b) as lessee under capitalized leases and any indebtedness arising under any conditional sale or other title retention agreement with respect to acquired property; (c) in respect of letters of credit, surety bonds or bank guarantees other than Funded Indebtedness; (d) in respect of net payment obligations under any derivative or hedging arrangements (including futures, swaps, collars, puts, calls, floors, caps or options) to the extent required or permitted to be classified by such Person as a balance sheet liability in accordance with GAAP; and (e) any guaranty of any obligations of any other Person described in the foregoing clauses (a) through (d) or that is recourse to such Person or any of its assets; provided, that Indebtedness shall not include (i) any Liability in respect of Taxes or (ii) any Excluded Liabilities.

“Intellectual Property” shall mean any and all statutory and/or common law rights throughout the world in, arising out of or associated with the following: (a) all United States and foreign patents and patent applications, statutory invention registrations, or similar rights anywhere in the world in inventions (“Patents”); (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof (“Marks”); (c) World Wide Web addresses and domain names and applications and registrations therefor (“Internet Properties”); (d) copyrights, registrations and applications for registration thereof, and any equivalent rights in works of authorship; and (e) trade secrets and other rights in Know-How that derive independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”).

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge of Purchaser” shall mean the actual knowledge after reasonable inquiry of their direct reports of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge after reasonable inquiry of their direct reports of the Persons listed on Section 1.1(a) of the Seller Disclosure Schedule.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all Indebtedness, liabilities, guarantees, assurances, commitments and other obligations, whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise, or whether due or to become due.

“Liens” shall mean all liens, mortgages, easements, pledges, charges, claims, licenses, restrictive covenants, security interests, purchase agreements, options, restrictions on transfer or rights of first refusal or offer, title defects or other encumbrances (including, without limitation, any conditional sale or title retention agreement, any lease in the nature thereof, any profits interest, earn-out right or similar right).

“Losses” shall mean all losses, damages, penalties, Liabilities, judgments, awards, settlements, payments, claims, fines, deficiencies, interest, fees (including reasonable attorneys’ fees), costs and expenses, incurred or suffered by a Person.

“Made Available” with respect to any document or other information shall mean that such document or other information has been posted to the virtual data room established by Seller at least one (1) day prior to the date hereof.

“Order” shall mean any outstanding order, judgment, writ, injunction, settlement, stipulation, decision, finding, award or decree of any Governmental Entity (whether preliminary or final).

“Overhead and Shared Services” shall mean those corporate shared financial reporting, legal, tax, compliance, internal audit, insurance program, treasury management, procurement, field maintenance and testing, real estate, investor relations, corporate communications, travel, human resources, ethics compliance, risk management, information technology and other overhead and shared services that are furnished by or on behalf of Seller or any of its Affiliates (other than any Transferred Entity) in the ordinary course of business to both the Business and the Retained Businesses.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity. For the avoidance of doubt, Permits shall not include licenses of Intellectual Property.

“Permitted Equity Liens” shall mean (a) Liens created under federal, state or foreign securities Laws, (b) Liens as may be set forth in the respective certificates of formation or limited liability company agreements (or similar governing documents) of a Transferred Entity where Made Available to Purchaser and (c) any Liens created by or on behalf of Purchaser.

“Permitted Liens” shall mean (a) (i) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business for a Liability (x) that is not yet due or (y) being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the Business Financial Information and (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (b) Liens for Taxes, assessments or other governmental charges or levies (x) that are not due or payable or (y) that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Business Financial

Information, (c) Liens and any other matters listed in the applicable title insurance policies Made Available to Purchaser, and any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the occupancy or ordinary use of the property they encumber, (d) any conditions shown by a current, accurate survey of any Business Leased Real Property that has been Made Available to Purchaser, (e) zoning, building and other similar restrictions imposed by a Governmental Entity, (f) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which Seller or the Transferred Entities have easement rights subject to subordination, non-disturbance or similar agreements relating thereto, where such Liens are not materially interfering with the occupancy, ordinary use, or value of the property they encumber, (g) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (h) Liens not created by Seller or any of its Affiliates that affect the underlying fee interest of any Business Leased Real Property not materially interfering with the occupancy or ordinary use of the property they encumber, (i) Liens created under federal, state or foreign securities Laws, and (j) licenses or other rights granted to Intellectual Property.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement, including to consummate the Sale.

“Purchaser Parent” shall mean LS Power Equity Partners IV, L.P., a Delaware limited partnership.

“Representatives” shall mean, when used with respect to any Person, the managers, members, directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Affiliates.

“Retained Businesses” shall mean all businesses of the Seller Group and its Affiliates (other than the Transferred Entities) other than the Business.

“Sale Process” shall mean all matters relating to the sale or separation of the Business and the review of strategic alternatives with respect to the Business, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business and (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Group” shall mean Seller Parent and its Subsidiaries.

“Seller Parent” shall mean Public Service Enterprise Group Inc.

“SI Distribution” shall mean the distribution by PSEG Solar Colorado LLC, a Delaware limited liability company, of the SI Units to the Transferred Company and the distribution by the Transferred Company of the SI Units to Seller in accordance with and to the extent required by Section 5.18.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided, that from and after (i) the HSR Closing, no HSR Company shall be considered a Subsidiary of Seller or any of Seller’s Affiliates and (ii) a Consent Closing, the applicable Consent Company shall no longer be considered a Subsidiary of Seller or any of Seller’s Affiliates.

“Tax” shall mean any tax of any kind, including any U.S. federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, customs, tariffs, value added, transaction privilege, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other similar duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, contest, litigation, dispute, claim or other proceeding in respect of any Taxes.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, and any amendment thereof or attachments thereto.

“Texas Distribution” shall mean the distribution of the Texas Units by the Transferred Company to Seller in accordance with and to the extent required by Section 5.18.

“Timing Adjustment” shall mean the HSR Timing Adjustment or a CC Timing Adjustment, as the context may require.

“Timing Adjustment Cash Flow” shall mean the actual aggregate cash flows of (a) the HSR Companies on a consolidated basis and (b) each Consent Company, in each case as calculated in accordance with Schedule III.

“Transferred Entity” shall mean the Transferred Company and each other entity listed on Section 3.1 of the Seller Disclosure Schedule.

“Units” shall mean any or all of the Solar Source Units or the Consent Units, as the context may require.

“Utah Distribution” shall mean the distribution of the Utah Units by the Transferred Company to Seller in accordance with and to the extent required by Section 5.18.

“Working Capital” shall mean the HSR Working Capital or a CC Working Capital, as the context may require.

Section 1.2    Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section

Accounting Principles	Section 2.4(b)
actual fraud	Section 9.1(d)
Aggregate Purchase Price	Section 1.1(a)
Agreement	Preamble
Allocation	Section 1.1(a)
Applicable Quarter	Section 5.17(c)
Babylon Tax Proceeding	Section 5.4(a)(vii)
Backstop Letter of Credit	Section 5.9(b)
Business Financial Information	Section 3.5(a)
Business Leased Real Property	Section 3.10
Business Material Contracts	Section 3.13(a)
CC Base Purchase Price	Section 2.2(b)
CC Closing Purchase Price	Section 2.2(b)
CC Closing Working Capital Adjustment	Section 2.2(b)
Closing	Section 2.1(b)
Closing Date	Section 2.3(a)
Closings	Section 2.1(b)
Commingled Contracts	Section 5.5(b)
Consent Closing	Section 2.1(b)
Consent Closing Date	Section 2.3(a)
Consent Outside Date	Section 8.1(c)(i)
Consent Sale	Section 2.1(b)
Consent Units	Recitals
Continuing Support Obligation	Section 5.9(b)
Current Representation	Section 10.12(a)
Debt Financing	Section 5.17(c)
Designated Person	Section 10.12(a)
Enforceability Exceptions	Section 3.2(a)
Equity Commitment Letter	Section 4.6(b)
Equity Financing	Section 4.6(b)
Equity Financing Amounts	Section 4.6(a)
Equity Rights	Section 3.2(b)
Estimated Closing Statement	Section 2.4(a)

Excluded Assets	Section 1.1
Excluded Liabilities	Section 1.1
Facility	Section 1.1
Final Closing Statement	Section 2.6(c)
Final Purchase Price	Section 2.7
HSR Base Purchase Price	Section 2.2(a)
HSR Closing	Section 2.1(a)
HSR Closing Date	Section 2.3(a)
HSR Closing Purchase Price	Section 2.2(a)
HSR Closing Working Capital Adjustment	Section 2.2(a)
HSR Sale	Section 2.1(a)
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Independent Accounting Firm	Section 2.6(c)
Initial Closing Statement	Section 2.5(a)
Insurance Policies	Section 3.19
Internet Properties	Section 1.1
Legal Restraints	Section 7.1(b)
Marks	Section 1.1
Newman Solar	Recitals
Notice of Disagreement	Section 2.6(a)
Outside Date	Section 8.1(b)(i)
Patents	Section 1.1
Pavant Solar	Recitals
Post-Closing Adjustment	Section 2.7
Post-Closing Representation	Section 10.12(a)
Providing Party	Section 5.1(c)
PSEG Texas	Recitals
PSEG Utah	Recitals
PUHCA	Section 3.22(d)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Parties	Section 9.1(b)
Purchaser’s Allocation	Section 1.1(a)
PURPA	Section 3.22(a)
QF	Section 3.22(a)
Quarterly Financial Information	Section 5.17(c)
R&W Insurance Policy	Section 5.15
Recipient Party	Section 5.1(c)
Required Approval	Section 7.1(a)
Resolution Period	Section 2.6(b)
Sale	Section 2.1(b)
Sales	Section 2.1(b)
Seller	Preamble
Seller Disclosure Schedule	Article III
Seller Guarantees	Section 3.13(a)(xi)

Seller Names	Section 5.13(a)
Seller Parties	Section 9.1(b)
Seller’s Allocation	Section 1.1(a)
Sensitive Business Information	Section 5.2(a)
SI Solar	Recitals
SI Units	Recitals
Siete Solar	Recitals
Siete Units	Recitals
Solar Source Units	Recitals
Specified Consents	Section 3.13(c)
Tail Policy	Section 5.10(b)
Texas Units	Recitals
Third Party Claim	Section 9.4(a)
Third Party Consents	Section 5.5(a)
Timing Adjustment Principles	Section 2.4(b)
Trade Secrets	Section 1.1
Transfer Taxes	Section 6.6
Transferred Company	Recitals
Transferred Entity Permits	Section 3.9
Transition Services Agreement	Section 2.3(b)(i)(F)
Utah Units	Recitals
willful breach	Section 9.1(d)

ARTICLE II

THE SALE

Section 2.1    Sale and Purchase of Units.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement with respect to the Solar Source Units (the “HSR Closing”), Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Solar Source Units free and clear of all Liens other than Permitted Equity Liens (the “HSR Sale”).

(b)    Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement with respect to any Consent Units (each, a “Consent Closing” and, together with the HSR Closing, each a “Closing” and, collectively, the “Closings”), Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in and to the applicable Consent Units free and clear of all Liens other than Permitted Equity Liens (each, a “Consent Sale” and, together with the HSR Sale, each a “Sale” and collectively, the “Sales”). Subject to the satisfaction or waiver (by the party entitled to waive such condition) of the applicable conditions set forth in Article VII, nothing herein shall prevent one or more Consent Closings and Consent Sales from occurring simultaneously with the HSR Closing.

Section 2.2    Closing Purchase Price.

(a)    In consideration for the Solar Source Units, at the HSR Closing, Purchaser shall deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate amount equal to (i) $384,500,000 (the “HSR Base Purchase Price”), plus (ii) an amount, which may be positive or negative, that shall be equal to (A) the amount of HSR Working Capital set forth in the applicable Estimated Closing Statement minus (B) the HSR Target Working Capital Amount (the amount in clause (ii), the “HSR Closing Working Capital Adjustment”), minus (iii) if the HSR Closing Date occurs on or after the Adjustment Date, the HSR Timing Adjustment (which may be positive or negative) set forth in the applicable Estimated Closing Statement; provided, that if Seller obtains a judgment or settlement pursuant to Section 10.11 to compel Purchaser to proceed to HSR Closing, then the HSR Timing Adjustment will be zero (0) and no amounts related to the HSR Timing Adjustment shall be payable hereunder, regardless of when the HSR Closing actually occurs (the aggregate amount determined pursuant to this Section 2.2(a), the “HSR Closing Purchase Price”).

(b)    In consideration for the applicable Consent Units, at the related Consent Closing, Purchaser shall deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate amount equal to (i) the purchase price attributable to the Consent Company as indicated on Schedule IV (the “CC Base Purchase Price”), plus (ii) an amount, which may be positive or negative, that shall be equal to (A) the amount of CC Working Capital set forth in the applicable Estimated Closing Statement applicable to such Consent Company minus (B) the CC Target Working Capital Amount applicable to such Consent Company (the amount in clause (ii), the “CC Closing Working Capital Adjustment”), minus (iv) if the Consent Closing Date applicable to such Consent Company occurs on or after the Adjustment Date, the CC Timing Adjustment (which may be positive or negative) associated with such Consent Company set forth in the applicable Estimated Closing Statement; provided, that if Seller obtains a judgment or settlement pursuant to Section 10.11 to compel Purchaser to proceed to such Consent Closing, then the CC Timing Adjustment applicable to such Consent Company will be zero (0) and no amounts related to the CC Timing Adjustment with respect to such Consent Company shall be payable hereunder, regardless of when the applicable Consent Closing actually occurs (the aggregate amount determined pursuant to this Section 2.2(b) with respect to such Consent Company, the “CC Closing Purchase Price”).

Section 2.3    Closing.

(a)    Each Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m. (New York City time) on the date that is three (3) Business Days after the date on which all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived on the applicable Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived; provided, that for any applicable Consent Closing, the conditions set forth in Section 7.2(a) and Section 7.2(b) shall be deemed to be satisfied if such conditions would have been satisfied if all of the Transferred Entities and the Business had transferred to Purchaser on the HSR Closing Date, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which (A) the HSR Closing occurs is referred to as the “HSR Closing Date”, (B) any Consent Closing occurs is referred to as a “Consent Closing

Date” and (C) any Closing occurs is referred to as a “Closing Date.” Notwithstanding the foregoing, the parties acknowledge and agree that if any applicable Consent Closing would reasonably be expected to occur within a period of approximately five (5) Business Days of the HSR Closing, it is the intent and desire of the parties that the HSR Closing and each such Consent Closing shall occur on the same date.

(b)    At each Closing:

(i)    Seller shall:

(A)    (1) convey to Purchaser all of Seller’s right, title and interest in the applicable Units and (2) deliver to Purchaser certificates representing the applicable Units (to the extent certificated under the organizational documents of the applicable Transferred Entity), duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser;

(B)    deliver to Purchaser the certificate required to be delivered pursuant to Section 7.2(c);

(C)    deliver to Purchaser a duly executed IRS Form W-9 of Seller (or if Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner);

(D)    deliver to Purchaser the resignations, effective as of the applicable Closing Date, of the managers, directors or officers, as applicable, of (1) each HSR Company in respect of and as of the HSR Closing Date, and (2) each Consent Company in respect of and as of the applicable Consent Closing Date, in each case in form and substance reasonably satisfactory to Purchaser;

(E)    deliver to Purchaser evidence of the termination of the intercompany accounts and arrangements required to be terminated at or prior to the applicable Closing pursuant to Section 5.7 and Section 5.8, in each case, in form and substance reasonably satisfactory to Purchaser; and

(F)    deliver to Purchaser, on the HSR Closing Date, a duly executed counterpart of a transition services agreement substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”).

(ii)    Purchaser shall:

(A)    deliver to Seller (or to any Affiliate designated by Seller) by wire transfer, to an account or accounts designated by Seller (or by such Affiliate) prior to such Closing, immediately available funds in an aggregate amount equal to the applicable Closing Purchase Price;

(B)    deliver to Seller the certificate required to be delivered pursuant to Section 7.3(c); and

(C)    deliver to Seller, on the HSR Closing Date, a duly executed counterpart of the Transition Services Agreement.

Section 2.4    Closing Working Capital Adjustments; Timing Adjustments.

(a)    Not less than five (5) Business Days prior to an anticipated Closing Date with respect to the HSR Closing or a Consent Closing, Seller shall provide Purchaser with a good faith estimate in reasonable detail of each of (i) the applicable Working Capital as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) such Closing Date and (ii) if applicable, the applicable Timing Adjustment as of 12:01 a.m. (New York City time) on such Closing Date (collectively, with respect to a Closing Date, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Seller’s determination of the applicable Closing Working Capital Adjustment, the applicable Timing Adjustment and the applicable Closing Purchase Price (after giving effect to the applicable Closing Working Capital Adjustment and the applicable Timing Adjustment) and (B) the account or accounts to which Purchaser shall transfer the applicable Closing Purchase Price pursuant to Section 2.2.

(b)    The Estimated Closing Statement shall be prepared in good faith in accordance with (i) in respect of the applicable Working Capital, the accounting principles, practices, procedures and methodologies attached as Schedule I hereto (collectively, the “Accounting Principles”), including the use of the same line item categories set forth on Annex A of Schedule I, which sets forth a sample calculation of Working Capital as of December 31, 2020 for all Transferred Entities on a consolidated basis, and (ii) in respect of the applicable Timing Adjustment, the principles set forth on Schedule III (such principles, the “Timing Adjustment Principles””).

Section 2.5    Post-Closing Statements.

(a)    Within ninety (90) days after a Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement setting forth in reasonable detail Purchaser’s calculation of (I)(i) the applicable Working Capital as of 12:01 a.m. (New York City time) on the earlier of (A) the Adjustment Date and (B) such Closing Date and (ii) if applicable, the applicable Timing Adjustment as of 12:01 a.m. (New York City time) on such Closing Date, and Purchaser’s corresponding calculation of the applicable Closing Working Capital Adjustment and applicable Timing Adjustment (collectively, the “Initial Closing Statement” with respect to such Closing). The Initial Closing Statement in respect of the applicable Closing Working Capital Adjustment shall be prepared in good faith in accordance with the Accounting Principles, applied consistently with their application in connection with the applicable Estimated Closing Statement, including the use of the same line item categories set forth on Annex A of Schedule I, and in respect of the applicable Timing Adjustment shall be prepared in good faith in accordance with the Timing Adjustment Principles, applied consistently with their application in connection with the applicable Estimated Closing Statement.

(b)    Following the applicable Closing through the date that the related Initial Closing Statement has become final and binding in accordance with Section 2.6(c), each party and its Affiliates and Representatives shall be permitted to access and review the books, records and work papers of the other party (including the Transferred Entities) that are reasonably related to the calculation of Working Capital and the Timing Adjustment (other than any attorney-client privileged information to the extent that disclosure thereof might result in the loss of attorney-client privilege), in each case applicable to such Closing, and such other party shall, and shall cause its Affiliates (including, following a Closing, the applicable Transferred Entities) and Representatives to, cooperate with and assist the requesting party, and its Affiliates and Representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

(c)    Purchaser agrees that, following a Closing through the date that the Initial Closing Statement in respect of such Closing becomes final and binding in accordance with Section 2.6(c), it shall not take any actions that would reasonably be expected to impede or delay the final determination of the amount of Working Capital as of 12:01 a.m. (New York City time) on the applicable Closing Date or the Adjustment Date, as applicable, or the preparation of the applicable Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6    Reconciliation of Initial Closing Statement.

(a)    Seller shall notify Purchaser in writing no later than sixty (60) days after Seller’s receipt of an Initial Closing Statement in respect of a Closing if Seller disagrees with any aspects of such Initial Closing Statement, which notice shall be prepared in good faith and reflect, in the case of the applicable Closing Working Capital Adjustments, the Accounting Principles, applied consistently with their application in connection with the preparation of such Initial Closing Statement, and in the case of the applicable Timing Adjustment, the Timing Adjustment Principles, applied consistently with their application in connection with the preparation of such Initial Closing Statement, and, in each case, reasonably describe the basis for any such disagreements (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such sixty (60) day period, then such Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)    During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c)    If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to any of the matters identified in the Notice of Disagreement, (x) all undisputed amounts set forth in such Initial Closing Statement shall be paid by wire transfer of immediately available funds within five (5) Business Days after the end of the Resolution Period and (y) Seller and Purchaser shall submit all such remaining matters to (i) an independent certified public accounting firm in the United States mutually acceptable to Seller and Purchaser or (ii) if Seller and Purchaser are unable to agree upon such firm within ten (10) days after the end of the Resolution Period, then within an additional ten (10) days, Seller and Purchaser shall each select one (1) firm and those two (2) firms shall, within ten (10) days after their selection, select a third (3rd) firm (the firm selected in accordance with clause (i) or (ii), as applicable, the “Independent Accounting Firm”). As promptly as practicable, and in any event not more than twenty (20) days following the engagement of the Independent Accounting Firm, Seller and Purchaser shall each prepare and submit a written submission detailing its complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, shall be simultaneously made or delivered to the other party). Seller and Purchaser shall instruct the Independent Accounting Firm to, as soon as practicable after the submissions described in the immediately preceding sentence and in any event not more than thirty (30) days thereafter, make a final determination in accordance with the Accounting Principles and the provisions of this Agreement and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in such Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement (and that have not been thereafter resolved by written agreement of the parties) and shall not consider any events or developments that occurred after the applicable Closing. Such Initial Closing Statement as may be adjusted and as finally determined through written agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c) shall be the “Final Closing Statement” with respect to the applicable Closing.

(d)    All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm and enforcement of the determination thereof shall be borne by Seller and Purchaser in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative amounts in dispute and shall be determined by the Independent Accounting Firm at the time its final determination is rendered. During the review by the Independent Accounting Firm, Purchaser and Seller shall, and shall cause their respective Affiliates (including, in the case of Purchaser, the Transferred Entities) and Representatives to, reasonably cooperate with the Independent Accounting Firm.

(e)    Absent actual fraud, the process set forth in Section 2.5 and this Section 2.6 and the payment of the Post-Closing Adjustment set forth in Section 2.7 shall be the sole and exclusive remedy of the parties and their respective Affiliates for any disputes related to any applicable Closing Working Capital Adjustment, Timing Adjustment, Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

Section 2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” with respect to any Closing shall be equal to (a) (i) the amount of Working Capital set forth in the Final Closing Statement with respect to such Closing minus (ii) the amount of Working Capital set forth in the Estimated Closing Statement with respect to such Closing, minus (b) (x) the amount of the Timing Adjustment set forth in the Final Closing Statement with respect to such Closing minus

(y) the amount of the Timing Adjustment set forth in the Estimated Closing Statement with respect to such Closing. For the avoidance of doubt, any of the amounts set forth in the preceding sentence may be either a positive or a negative amount and shall be calculated net of any undisputed amount paid pursuant to Section 2.6(c). If the Post-Closing Adjustment with respect to a Closing is a positive amount, then Purchaser shall pay such positive amount in cash to Seller (or one or more Affiliates designated by Seller). If the Post-Closing Adjustment with respect to a Closing is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of such negative amount. The applicable Closing Purchase Price with respect to a Closing, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.” Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement with respect to the applicable Closing to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of such Final Closing Statement.

Section 2.8    Withholding. Notwithstanding any other provision of this Agreement to the contrary, Purchaser and the Transferred Entities shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under the Code or any other provision of applicable state or local Tax Law. Notwithstanding the foregoing, the parties agree that, except to the extent otherwise required by a change in Law or fact after the date of this Agreement and except to the extent otherwise required by any state or local real property Transfer Tax Law or state or local income Tax applicable to transfers of real property, no such deduction or withholding would be required with respect to any amount payable pursuant to this Agreement. If Purchaser or its designee determines that any deduction or withholding is required under an applicable Tax Law in respect of a payment or other consideration otherwise deliverable pursuant to this Agreement, Purchaser or its designee, as applicable, shall provide written notice to Seller no later than ten (10) days prior to the date on which such deduction or withholding is to be made (or as soon as practicable after making such determination if such deduction or withholding is required directly as a result of a change in Law that becomes effective, or a change in fact that occurs, within ten (10) days of the date on which such deduction or withholding is to be made), and the parties shall use commercially reasonable efforts to cooperate to mitigate any such requirement to the maximum extent permitted by Law; provided, however, that if Seller provides Purchaser with written tax advice (including e-mail) from a nationally (or, in the case of a state or local Tax, state-wide) recognized accounting or law firm, which advice Purchaser is entitled to rely upon, that no withholding or deduction is required by such applicable Tax Law (or that a lesser amount of withholding or deduction is so required), then Purchaser and its designee shall not be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement (or shall only be entitled to withhold or deduct such lesser amount). To the extent that amounts are deducted and withheld as provided by the above provisions of this Section 2.8 and timely paid over to the appropriate Governmental Entity, such withheld and deducted amounts shall be treated for purposes of this Agreement as having been paid to the Person with respect to which such withholding or deduction was made. Purchaser or its designee, as applicable, shall furnish to such Person the original receipt issued by such Governmental Entity, if any, or otherwise such other documentation reasonably satisfactory to such Person, evidencing such payment, in each case, as soon as reasonably practicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure, Seller hereby represents and warrants to Purchaser as of the date hereof and as of each Closing Date as follows:

Section 3.1    Organization and Qualification; Subsidiaries. Seller and each Transferred Entity is a limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Transferred Entity (a) has all requisite limited liability company or other organizational power and authority to carry on its businesses as now being conducted and (b) is qualified to do business and is in good standing as a foreign limited liability company or other legal entity in each jurisdiction where the conduct of its business requires such qualification, except, in the case of clause (b), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Section 3.1 of the Seller Disclosure Schedule sets forth an accurate and complete list of all Transferred Entities.

Section 3.2    Capitalization of the Transferred Entities.

(a)    The Solar Source Units are duly authorized and validly issued and owned beneficially and of record by Seller, free and clear of all Liens, except Permitted Equity Liens. The Siete Units are duly authorized and validly issued and, upon the consummation of the Arizona Distribution, will be owned beneficially and of record by Seller, free and clear of all Liens, except Permitted Equity Liens. The SI Units are duly authorized and validly issued and, upon the consummation of the SI Distribution, will be owned beneficially and of record by Seller, free and clear of all Liens, except Permitted Equity Liens. The Texas Units are duly authorized and validly issued and, upon the consummation of the Texas Distribution, will be owned beneficially and of record by Seller, free and clear of all Liens, except Permitted Equity Liens. The Utah Units are duly authorized and validly issued and, upon the consummation of the Utah Distribution, will be owned beneficially and of record by Seller, free and clear of all Liens, except Permitted Equity Liens. All of the issued and outstanding equity interests in Pavant Solar have been duly authorized and validly issued and are owned beneficially and of record by PSEG Utah, free and clear of all Liens other than Permitted Equity Liens. All of the issued and outstanding equity interests in Newman Solar have been duly authorized and validly issued and are owned beneficially and of record by PSEG Texas, free and clear of all Liens other than Permitted Equity Liens. All the issued and outstanding equity interests in each Transferred Entity that is a direct or indirect Subsidiary of the Transferred Company as of the HSR Closing have been duly authorized and validly issued and are owned, directly or indirectly, by the Transferred Company, free and clear of all Liens, except Permitted Equity Liens.

(b)    Except for the Units and any interest held by a Transferred Entity, (a) there are no limited liability company interests, shares of common stock or preferred stock or other equity or ownership interests of any Transferred Entity issued or outstanding, and (b) there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other arrangements or agreements relating to issued or unissued equity or ownership interests in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests of any Transferred Entity, and no securities evidencing such rights (clauses (a) and (b) collectively, “Equity Rights”) are issued or outstanding. None of the Transferred Entities has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote or control the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the equity holders of such Transferred Entity on any matter. The Transferred Entities do not directly or indirectly own any Equity Rights in any Person, other than Equity Rights in other Transferred Entities.

Section 3.3    Authority Relative to this Agreement. Seller has all necessary limited liability company or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

Section 3.4    Consents and Approvals; No Violations. Except as set forth on Section 3.4 of the Seller Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity or any other Person is required on the part of Seller for the execution, delivery and performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby, except (a) compliance with any applicable requirements of the HSR Act or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain is not or would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole. Assuming compliance with the items listed on Section 3.4 of the Seller Disclosure Schedule and described in clauses (a) through (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, shall (i) conflict with or result in any breach, violation or infringement of any provision of the respective certificates of formation or limited liability company agreements (or similar governing documents) of Seller or any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, amendment, cancellation or acceleration under, any of the terms, conditions or provisions of any Business Material Contract, (iii) violate any Law applicable to any Transferred Entity or any of their respective properties or assets or (iv) give rise to the creation of (A) any Lien, except for Permitted Liens, on any material asset of a Transferred Entity or (B) any Lien, except for Permitted Equity Liens, on any Units, except, in the case of each of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.5    Financial Information; Liabilities.

(a)    Section 3.5 of the Seller Disclosure Schedule sets forth, with respect to the Transferred Entities, on a consolidated basis, the assets, liabilities, operating revenues, operating expenses and operating income for the years ended December 31, 2020 and 2019 (such unaudited financial information, together with any notes thereto, the “Business Financial Information”). The Business Financial Information (x) was prepared in accordance with GAAP consistently applied throughout the periods involved, except as otherwise noted therein or as set forth in Section 3.5 of the Seller Disclosure Schedule, and (y) presents fairly, in all material respects, (A) the results of operations of the Transferred Entities, on a consolidated basis, as of the respective dates thereof or the periods then ended and during the periods set forth therein and (B) the financial condition, assets and liabilities of the Business as of the respective dates thereof, in each case except as may be expressly noted therein and subject to normal and recurring year-end adjustments; provided, that the Business Financial Information and the foregoing representations and warranties in clauses (x) and (y) are qualified by (i) the disclosures relating to the basis of presentation set forth in Section 3.5 of the Seller Disclosure Schedule and (ii) the fact that (A) the Transferred Entities have not operated on a separate standalone basis and have historically been reported within Seller Parent’s consolidated financial statements, (B) the Business Financial Information omits (1) personnel costs and certain service and other allocated charges associated with Overhead and Shared Services, but otherwise includes all other direct expenses necessary for operations, and therefore does not reflect all amounts that the Transferred Entities have incurred in respect of such charges historically or would incur on a standalone basis or in arms-length transactions, (2) line items associated with (I) Affiliate payables and receivables, (II) investment tax credits and other deferred Tax assets and liabilities, (III) Excluded Liabilities, (IV) stockholders’ equity, (V) income Tax expense and (VI) net income, (3) a statement of cash flows, (4) a statement of stockholders’ equity and (5) notes to the financial statements and (C) the Business Financial Information is not necessarily indicative of what the results of operations of the Business or all or any of the Transferred Entities may be in the future.

(b)    There are no Liabilities or obligations of the Business or the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on an audited combined balance sheet (or disclosed in the accompanying footnotes thereto) of the Business or the Transferred Entities, other than those that (i) are reflected in the Business Financial Information or in the determination of Working Capital, (ii) have been incurred in the ordinary course of business consistent with past practice since December 31, 2020 and do not or would not reasonably be expected to exceed $2,000,000 in the aggregate (and none of which is a liability for tort or infringement, breach of Contract, breach of warranty or an Action), (iii) have been or shall be discharged or paid off prior to the HSR Closing, or (iv) constitute Excluded Liabilities.

(c)    Seller Parent, with respect to the Transferred Entities, maintains books and records reflecting their assets and Liabilities that are accurate in all material respects, and systems of internal accounting controls that are designed to provide reasonable assurance in all material respects that (i) transactions are executed with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements in accordance with GAAP, and (iii) access to their assets is permitted only in accordance with management’s general or specific authorization, it being understood that Seller Parent’s policies and procedures are designed and implemented giving effect to the business of the Seller Group as a whole and therefore levels of materiality and other determinations made with respect to the Seller Group are not the same as if the Business were operated on a standalone basis.

(d)    Seller and each Transferred Entity is solvent, and neither Seller nor any Transferred Entity has admitted in writing its inability to pay its Liabilities as they become due, and there are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by or, to the Knowledge of Seller, threatened in writing against Seller or any Transferred Entity.

Section 3.6    Absence of Certain Changes or Events. (a) Except as required or expressly permitted by this Agreement, since December 31, 2020, (i) the Business has been operated in the ordinary course of business in all material respects consistent with past practice, (ii) neither Seller nor any Transferred Entity has taken any action that, if taken after the date of this Agreement, would require Purchaser’s express written approval pursuant to Section 5.4(a), , and (iii) there has not been any change in accounting methods, principles or practices affecting the Transferred Entities, except as required by GAAP, and (b) since December 31, 2020, there has not occurred any event, change, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7    Litigation. (a) There is no Action pending or, to the Knowledge of Seller, threatened in writing against any Transferred Entity (including arising out of or relating to the Business), except as (i) would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, or (ii) as otherwise set forth on Section 3.7 of the Seller Disclosure Schedule, and (b) no Transferred Entity (nor any other member of the Seller Group solely with respect to the Business) is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8    Compliance with Laws. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole, (a) none of the Transferred Entities are, or since the date that is two (2) years prior to the date hereof have been, in violation of any Laws or Orders issued by a Governmental Entity and (b) none of the Transferred Entities have, since the date that is two (2) years prior to the date hereof, received any written notice alleging any such violation in connection with the Business.

Section 3.9    Permits. The Transferred Entities hold all Permits necessary for the conduct of the Business as conducted on the date hereof (the “Transferred Entity Permits”), except for failures to hold such Transferred Entity Permits that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Transferred Entities are, and since the date that is two (2) years prior to the date hereof have been, in compliance with the terms of the Transferred Entity Permits, (ii) each such Transferred Entity Permit is valid, subsisting and in full force and effect and (iii) to the Knowledge of Seller, there are no facts or circumstances that would reasonably be expected to result in the revocation, suspension or material amendment of any Transferred Entity Permit.

Section 3.10    Real Property. None of the Transferred Entities owns any real property. Section 3.10 of the Seller Disclosure Schedule sets forth a list as of the date hereof that is complete and accurate in all material respects of the real property leased, subleased or licensed by any Transferred Entity (the “Business Leased Real Property”). Except as would not reasonably be expected to be material to the Transferred Entities, and the Business, taken as a whole, each of the Transferred Entities, as applicable, has a valid leasehold or subleasehold interest in the Business Leased Real Property leased or subleased by it, free and clear of all Liens, except Permitted Liens. All leases, subleases, licenses and other occupancy agreements for the Business Leased Real Property under which any Transferred Entity is a lessee, sublessee or licensee are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Neither Seller nor any Transferred Entity has received any written notice of any, and there is no, default by any of the Transferred Entities and, to the Knowledge of Seller, by any counterparty, under any such lease or sublease, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole. Neither Seller nor any of its Affiliates had given any third party any lease, sublease, license, easement or other right to occupy any of the Business Leased Real Property other than to the extent that the same are not material to the use or occupancy of such Business Leased Real Property by the applicable Transferred Entity.

Section 3.11    Taxes.

(a)     Except as would not reasonably be expected to be, individually or in the aggregate, material to the Business and the Transferred Entities, taken as a whole: (a) all Tax Returns required to be filed by, or on behalf of, any Transferred Entity have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete; (b) all Taxes required to be paid prior to the Closing by any Transferred Entity (whether or not shown as due on any such Tax Return of any Transferred Entity) have been duly and timely paid (taking into account extensions) or shall be duly and timely paid (taking into account extensions); (c) no Tax Proceeding with respect to any Taxes of the Transferred Entities is currently pending or being threatened in writing; (d) each of the Transferred Entities has complied with all applicable Laws relating to the collection and withholding of Taxes; (e) none of the Transferred Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (f) none of the assets of any Transferred Entity are subject to any Lien arising in connection with any failure or alleged failure to pay any Tax, other than Permitted Liens; (g) outside the ordinary course of business, no Transferred Entity has waived in writing any statute of limitations (other than automatic or automatically granted waivers) with respect to, or agreed in writing to any extension of time with respect to a Tax assessment or deficiency of, any Taxes due from any Transferred Entity for any tax period that remains open (other than pursuant to extensions of time to file Tax Returns); (h) no Transferred Entity is a party to any written Tax allocation, Tax sharing or Tax indemnity agreement (other than any agreement the primary purpose of which does not relate to Taxes, any agreements subject to termination under Section 6.3, and any agreement solely between Transferred Entities) or has any Liability for the Taxes of any Person (other than Seller Parent and its Subsidiaries, including the Transferred Entities) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax Law) or as a transferee or successor; (i) no closing agreements, private letter rulings, technical advice memoranda or similar written agreement or ruling primarily relating to Taxes have been entered into, or issued by, any Governmental Entity to any Transferred Entity; (j) no written claim has been made during the past two (2) years by a Governmental Entity in a jurisdiction where a Transferred Entity does not file Tax Returns that such Transferred Entity is or may be subject to taxation in that jurisdiction; (k) none of the Transferred Entities has received any cash grants pursuant to the American Recovery and Reinvestment Tax Act of 2009; (l) no property owned by any Transferred Entity is “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code; (m) to the Knowledge of Seller, no Transferred Entity has any material Liability under any escheat or unclaimed property Law; (n) no Transferred Entity is a party to any written Contract that would be treated as a partnership for U.S. federal income tax purposes for any period for which the statute of limitations for any Tax on the income therefrom has not expired; and (o) the Transferred Entities have timely filed renewal applications for the Renewable Energy Production Tax Credit under Sections 43-1083.02 and 43-1164.03 of the Arizona Revised Statutes for all projects eligible for such credit, and are eligible to continue to file such applications for such projects.

(b)    Each Transferred Entity is, and, other than with respect to SL Babylon, LLC, since its formation has been, properly treated as a disregarded entity for U.S. federal income Tax purposes (in the case of taxable periods, or portions thereof, ending on or prior to the date of the direct or indirect acquisition of such Transferred Entity by Seller or a Seller Affiliate, to the Knowledge of Seller). SL Babylon, LLC is, and since 2017 has been, properly treated as a disregarded entity for U.S. federal income Tax purposes and, prior to 2017, was properly treated as either a partnership or disregarded entity for U.S. federal income Tax purposes (in the case of taxable periods, or portions thereof, ending on or prior to the date of the direct or indirect acquisition of SL Babylon, LLC by Seller or a Seller Affiliate, to the Knowledge of Seller).

(c)    Notwithstanding any other provision of this Agreement to the contrary, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.11 (and Section 2.8, Section 3.5, Section 3.13, and Section 3.21 insofar as they specifically relate to Taxes) (i) are the only representations and warranties made by Seller with respect to Tax matters, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto, and (ii) shall not be interpreted as containing any representation or warranty with respect to any Tax matters with respect to U.S. federal income Taxes or any other Taxes reportable on a Combined Tax Return.

Section 3.12    Environmental Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Transferred Entities conduct (and since the date that is two (2) years prior to the date hereof, have conducted) their businesses in compliance with all Environmental Laws.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) there are (and since the date that is two (2) years prior to the date hereof, there have been) no releases of Hazardous Substances at, on, under or from any Business Leased Real Property or any other real property formerly owned or leased by any Transferred Entity in connection with the operation of the Business, and (ii) there are no other conditions existing currently on any Business Leased Real Property or on any other real property formerly owned or leased by any Transferred Entity, in the case of each of clauses (i) and (ii), that would reasonably be expected to give rise to any Liability under any Environmental Law.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, there is no Action pending or, to the Knowledge of Seller, threatened in writing against the Transferred Entities relating to any violation, or alleged violation, of any Environmental Law, nor has any Transferred Entity since the date that is two (2) years prior to the date hereof agreed to indemnify, assume or otherwise take responsibility for any violation, or alleged violation, of any Environmental Law. Seller has Made Available to Purchaser true and complete copies of all material environmental audits, reports or assessments dated within the two (2) years preceding the date hereof relating to the Business Leased Real Property or any other real property formerly owned or leased by any Transferred Entity, in each case that are within Seller’s possession or reasonable control as of the date hereof.

(d)    Notwithstanding any other provision of this Agreement to the contrary, Purchaser acknowledges and agrees that the representations and warranties contained in Section 3.9 and this Section 3.12 are the only representations and warranties made by Seller with respect to Environmental Laws, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.13    Material Contracts.

(a)    Section 3.13(a) of the Seller Disclosure Schedule sets forth as of the date of this Agreement a list of the following Contracts (other than intercompany agreements, purchase orders and invoices solely between Transferred Entities) to which any of the Transferred Entities is a party or by which any of their respective properties or assets are bound (the “Business Material Contracts”):

(i)    each (A) power purchase agreement, sale or exchange agreement or similar bilateral Contract with a utility or other load serving entity or (B) Contract which provides for the sale, purchase or exchange of electric power in any form (including energy, capacity or ancillary services, RECs or emissions credits);

(ii)    each electricity interconnection, transmission or marketing agreement;

(iii)    each (A) engineering, procurement and construction agreement, (B) equipment supply or service agreement, (C) warranty agreement and performance guarantee agreement, (D) operation and maintenance agreement and (E) purchase order or similar Contract that has not been fully performed, in each case (x) that obligates any Transferred Entity or any Person on behalf of a Transferred Entity to make payments in excess of $500,000 individually or $1,000,000 in the aggregate and (y) other than any such agreement that has expired or otherwise been terminated in accordance with its terms;

(iv)    any Contract (A) committing the Business or any Transferred Entity to any future capital expenditures or capital investments in excess of $500,000 individually or $1,000,000 in the aggregate or (B) for the future sale of any asset or property or granting a right or option in favor of another Person to purchase any asset or property having a value in excess of $500,000 individually or $1,000,000 in the aggregate;

(v)    each Contract pursuant to which a Transferred Entity leases, subleases, licenses or otherwise occupies Business Leased Real Property;

(vi)    any Contract that by its express terms limits or impairs in any material respect the ability of any of the Transferred Entities to compete in any line of business or with any Person or in any market, field or geographic area (including through non-compete, exclusivity or “most-favored nation” provisions);

(vii)    any Contract with a Governmental Entity (other than any such Contract that is entered into in the ordinary course of business and is not material);

(viii)    each Contract between any member of the Seller Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, other than any such Contract that will be fully performed by the Closing with respect to such Transferred Entity or will not otherwise survive a Closing in respect of such Transferred Entity);

(ix)    any partnership, joint venture, or limited liability company agreement or Contract relating to any equity interests or other securities of a Transferred Entity or rights in connection therewith;

(x)    any Contract the primary purpose of which is to address Taxes (including PILOTSs, FILOTs, Tax abatements and tax indemnification Contracts);

(xi)    each Contract pursuant to which (A) Seller or any of its Affiliates, including any Transferred Entity, provides or posts any guarantee, indemnity, performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation relating to the Business or a Transferred Entity (collectively, the “Seller Guarantees”) or (B) any third party (for clarity, not including Seller or any of its Affiliates) provides or posts any guarantee, indemnity, performance or surety bond, letter of credit, commitments or other similar credit support arrangement or obligation relating to the Business or a Transferred Entity;

(xii)    any Contract, other than as set forth in clauses (i) through (xi) of this Section 3.13(a), which expressly provides for future payments to or from any Transferred Entity in excess of $1,500,000 over the term of such Contract; and

(xiii)    any Contract whereby a Transferred Entity agrees to enter into any of the foregoing Contracts.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Business Material Contract is a legal, valid and binding obligation of the applicable Transferred Entity party thereto, and, to the Knowledge of Seller, each counterparty, and is in full force and effect, (ii) none of the Transferred Entities nor, to the Knowledge of Seller, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by any such Transferred Entity or, to the Knowledge of Seller, any other party thereto. Seller has Made Available to Purchaser true, complete and correct copies of the Business Material Contracts together with all material amendments and supplements thereto in effect as of the date hereof.

(c)    Section 3.13(c) of the Seller Disclosure Schedule sets forth a list of (i) (x) each Business Material Contract that requires a consent or approval from a third party in connection with the consummation of the transactions contemplated by this Agreement and (y) any required filing with and approval of FERC pursuant to Section 203 of the FPA in connection with the transactions contemplated hereby (the consents or approvals referred to in clauses (x) and (y) collectively, the “Specified Consents”) and (ii) each Consent Company to which such Specified Consent relates, in each case as agreed between Seller and Purchaser.

Section 3.14    Intellectual Property.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the conduct of the Business as currently conducted does not infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person and (ii) there is no Action pending or, to the Knowledge of Seller, threatened in writing against any Transferred Entity alleging any such infringement, misappropriation, violation or other conflict. To the Knowledge of Seller, each Transferred Entity owns, or has the licenses or rights to use for its Business, all material Intellectual Property currently used in its Business.

(b)    Notwithstanding any other provision of this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.14 are the only representations and warranties made by Seller with respect to Intellectual Property, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15    Reserved.

Section 3.16    Sufficiency of Assets. At the Closing for a Transferred Entity, (a) taking into account the services to be provided pursuant to the Transition Services Agreement (including the exhibits thereto) and the fact that (i) no personnel whatsoever are transferring to Purchaser in connection with the transactions contemplated by this Agreement and (ii) no shared or other services that have historically been provided by Seller or its applicable Affiliates to the Business or any of the Transferred Entities consisting of Overhead and Shared Services will be provided to Purchaser or any of its Affiliates following the Closing, and (b) assuming all consents, authorizations, assignments, amendments and Permits referred to in Section 3.4 of the Seller Disclosure Schedule (and termination of the waiting period under the HSR Act) and applicable to such Transferred Entity have been obtained or granted, the applicable Transferred Entities subject of such Closing shall own or have a valid and enforceable right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties and rights (excluding personnel and the Excluded Assets) necessary to conduct the Business of such Transferred Entities in substantially the same manner in all material respects as conducted in the six (6) month period preceding the applicable Closing. Each Transferred Entity owns and has good and valid title to, or a valid leasehold interest in, all of its material facilities, machinery, equipment, vehicles and other material tangible personal property, free and clear of all Liens, except for Permitted Liens. The Transferred Entities conduct no business other than the Business.

Section 3.17    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement for which Purchaser or any of its Affiliates (including, following any Closing, the applicable Transferred Entities with respect to such Closing) would have any Liability.

Section 3.18    Indebtedness. As of the applicable Closing, no Transferred Entity subject of such Closing shall have any Indebtedness other than Indebtedness to another Transferred Entity subject of the same Closing.

Section 3.19    Insurance. Section 3.19 of the Seller Disclosure Schedule sets forth a list of all of the insurance policies maintained by or covering each Transferred Entity and the Business (“Insurance Policies”) and a description of all (a) pending material claims and (b) settled material claims within three (3) years before the date of this Agreement, in each case, relating to the Transferred Entities or the Business under each of the Insurance Policies. The Insurance Policies are in full force and effect, all premiums due thereunder have been paid and none of the Transferred Entities or Seller has received any written notice of any pending or threatened termination or non-renewal of the Insurance Policies.

Section 3.20    Bank Accounts. Section 3.20 of the Seller Disclosure Schedule contains a true and correct list of the names, account numbers and locations of banks, trust companies and other financial institutions at which each Transferred Entity maintains accounts of any nature or safe deposit boxes.

Section 3.21    Employees and Benefit Plans. None of the Transferred Entities has employees and no Transferred Entity has any Liabilities with respect to any employee or individual independent contractor. The Transferred Entities do not sponsor, maintain, contribute to or have any obligation to contribute to any Benefit Plan and the Transferred Entities do not have any Liability with respect to any Benefit Plan.

Section 3.22    Regulatory Status.

(a)    None of the Transferred Entities owns or operates facilities for the generation, transmission or distribution of electric energy for sale that are not “qualifying small power production facilities” (“QF”) as defined in the Public Utility Regulatory Policies Act of 1978 (“PURPA”) and FERC’s implementing regulations, which QF status is in full force and effect.

(b)    Each of the Transferred Entities that owns or operates facilities for the generation, transmission or distribution of electric energy for sale is either (i) exempt from regulation under the FPA, including Sections 205 and 206 of the FPA, pursuant to 18 C.F.R. § 292.601, or (ii) has received an order, which, except as would not reasonably be expected to be material to the applicable Transferred Entity, is in full force and effect, issued by FERC (1) authorizing such Transferred Entity to sell electric energy, capacity and specified ancillary services at wholesale at market-based rates pursuant to Section 205 of the FPA without limitation or condition, (2) accepting for filing under Section 205 of the FPA such Transferred Entity’s tariff providing for such sales at market-based rates and (3) granting such Transferred Entity waivers of regulations and blanket authorizations customarily granted by FERC to an entity that sells electric energy, capacity and specified ancillary services at market-based rates, including blanket authorization for the issuance of securities and assumption of liabilities under Section 204 of the FPA and FERC’s regulations at 18 C.F.R. Part 34.

(c)    None of the Facilities are located within one mile of each other, as measured in accordance with 18 C.F.R. Section 292.204(a)(2)(ii).

(d)    Any of the Transferred Entities that owns or operates a QF with a power production capacity of more than 30 megawatts is an “exempt wholesale generator,” as defined in the Public Utility Holding Company Act of 2005 (“PUHCA”) and FERC’s implementing regulations.

(e)    Each of the Transferred Entities is not subject to, or is exempt from, regulation under PUHCA.

(f)    Each of the Transferred Entities is not subject to, or is exempt from, regulation under the laws and regulations of any state with respect to (i) the rates of electric utilities and (ii) the financial and organizational regulation of electric utilities.

Section 3.23    No Other Representations or Warranties; No Reliance. Seller (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties contained in Article IV and the Equity Commitment Letter, none of Purchaser, any of its Affiliates or any other Person on behalf of Purchaser or any such Affiliate has made or makes, and Seller and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any of its Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller or any of its Affiliates or Representatives by or on behalf of Purchaser or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as disclosed in the disclosure schedule delivered to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Seller as follows:

Section 4.1    Organization and Qualification. Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite limited liability company or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign limited liability company or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2    Authority Relative to this Agreement. Purchaser has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. No vote or other approval of the equity holders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated by this Agreement in accordance with the terms hereof, whether by reason of applicable Law, the organizational documents of Purchaser or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, shall constitute a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3    Consents and Approvals; No Violations. Except as set forth on Section 4.3 of the Purchaser Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby, except (a) compliance with any applicable requirements of the HSR Act, (b) compliance with any Permits relating to the Business, or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items listed on Section 4.3 of the Purchaser Disclosure Schedule and described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, shall (i) conflict with or result in any breach, violation or infringement of any provision of the respective certificate of formation or limited liability company agreement (or similar governing documents) of Purchaser or any of its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates is a party or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4    Litigation. As of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates would have any liability.

Section 4.6    Financing.

(a)    Purchaser shall have at each Closing all funds necessary to consummate the transactions contemplated hereby at such Closing and to make all required payments in connection therewith, including the payment of the applicable Closing Purchase Price and the applicable Final Purchase Price, and any fees and expenses of or payable by Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement and the Equity Commitment Letter (such amounts, collectively, the “Equity Financing Amounts”).

(b)    Purchaser has delivered to Seller a true, correct and complete fully executed equity commitment letter between Purchaser Parent and Purchaser, dated as of the date hereof (together with all annexes, schedules and exhibits (in each case, if any) thereto, the “Equity Commitment Letter”) to provide, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that Seller is an express third party beneficiary of, and is entitled to enforce directly, the Equity Commitment Letter.

(c)    The Equity Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Purchaser and Purchaser Parent subject to the Enforceability Exceptions and is in full force and effect. No event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Purchaser under the terms and conditions of the Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter has not been modified, amended or altered, and the commitments thereunder have not been terminated, reduced, withdrawn or rescinded in any respect. No modification or amendment to the Equity Commitment Letter is currently contemplated. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Equity Commitment Letter that would affect the availability, conditionality, enforceability, termination or amount of the Equity Financing.

(d)    Except as expressly set forth in the Equity Commitment Letter, (i) there are no conditions precedent to the obligations of Purchaser Parent to provide the Equity Financing and (ii) there are no contingencies that would permit Purchaser Parent to reduce the total amount of the Equity Financing. Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter on or prior to each applicable Closing, nor does Purchaser have Knowledge that Purchaser Parent will not perform its obligations thereunder.

(e)    Notwithstanding anything to the contrary contained herein, Purchaser acknowledges and agrees that in no event shall the receipt or availability of any funds or financing (including the Equity Financing) by Purchaser or any of its Affiliates or any other transaction be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7    Solvency. As of each applicable Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the condition set forth in Section 7.2(a), (a) each of Purchaser and the Transferred Entities shall be able to pay their indebtedness and Liabilities (whether direct, subordinated, contingent or otherwise), as such indebtedness and Liabilities become absolute and matured, (b) the then present fair saleable value of the assets of each of Purchaser and the Transferred Entities, on a consolidated basis, shall exceed the amount that shall be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as such Liabilities and indebtedness become absolute or matured, (c) the assets of each of Purchaser and the Transferred Entities, at a fair valuation, shall exceed their respective probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness and (d) each of Purchaser and the Transferred Entities shall not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted. The transactions contemplated by this Agreement are not being made and no obligation is being incurred by Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of Seller or any of its Affiliates.

Section 4.8    Investment Decision. Purchaser is acquiring the Units for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Units. Purchaser acknowledges that the Units have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Units may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.9    Independent Investigation. Other than its reliance on the representations and warranties of Seller expressly set forth in Article III, Purchaser has conducted its own independent investigation, review and analysis of the business, affairs, assets, liabilities, financial condition, results of operations and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its Representatives. In entering into this Agreement, Purchaser (on behalf of itself and its Affiliates and Representatives) acknowledges that Purchaser and its Affiliates and Representatives have relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller, the Transferred Entities or their respective Affiliates or Representatives (except the representations and warranties of Seller expressly set forth in Article III). Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that, absent actual fraud, none of Seller, the Transferred Entities, their respective Affiliates or Representatives or any other Person shall have or be subject to any Liability to Purchaser, its Affiliates or Representatives or any other Person relating to any information provided or made available to the foregoing Persons in connection with the transactions contemplated by this Agreement, including any information, documents or materials made available, whether orally or in writing, during any site visit or in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions or in any other form in connection with the transactions contemplated by this Agreement. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges that no Representative of Seller, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges that, should a Closing occur, Purchaser shall acquire the applicable Transferred Entities without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 4.10    No Other Representations or Warranties; No Reliance. Purchaser (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that except for the representations and warranties of Seller contained in Article III, none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Seller, the Transferred Entities or any of their Affiliates, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates or Representatives by or on behalf of Seller or any of its Affiliates. Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or its Affiliates or Representatives of future revenues, expenses, generating capacity, results of operations, cash flows, financial condition (or any component of any of the foregoing) of Seller or any of its Affiliates or the Business.

Purchaser (on behalf of itself and its Affiliates and Representatives) further acknowledges and agrees that none of Seller, any of its Affiliates or any other Person on behalf of Seller or any such Affiliate has made or makes, and Purchaser and its Affiliates and Representatives have not relied upon, any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Excluded Liabilities.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1    Access to Books and Records.

(a)    After the date of this Agreement until the earlier of all Closings having occurred or the valid termination of this Agreement, and subject to the requirements of applicable Laws, Seller shall, and shall cause the Transferred Entities to, afford to Representatives of Purchaser reasonable access, upon reasonable request and notice, for purposes of integration planning and in furtherance of the transactions contemplated by this Agreement, to the books and records of the Business (and, solely for the purposes of facilitating the preparation of title reports and surveys, to the Business Leased Real Property), in each case during normal business hours consistent with applicable Law and in accordance with the procedures established by Seller to prepare the Business for transition to Purchaser in connection with each Closing and Purchaser’s acceptance of the Business thereat.

(b)    Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Seller or its Affiliates. Neither Purchaser nor any of its Affiliates or Representatives shall communicate with any employees of Seller or any of its Affiliates without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality, or if such information concerns the valuation of the Business or the Sale Process.

(c)    Subject to Section 6.1(b), at and after the HSR Closing, for a period of three (3) years from the last Closing to occur hereunder, Purchaser, on the one hand, and Seller, on the other hand (as applicable, the “Providing Party”) shall, and each shall cause its Affiliates to, afford the other party (as applicable, the “Recipient Party”) and its Representatives, during normal business hours, upon reasonable request and notice, and in accordance with reasonable procedures established by the Providing Party, access to the books, records, properties and employees of each Transferred Entity for which a Closing has occurred and the Business to the extent that such access may be reasonably required in connection with financial statements, Taxes, any potential Action or investigation or regulatory matter by or before a Governmental Entity (including in connection with the matters covered under Section 5.10(a)) and SEC or other Governmental Entity reporting obligations; provided, that nothing in this Agreement shall limit any rights of discovery of either party or its Affiliates.

(d)    Purchaser agrees to hold, and to cause the Transferred Entities to hold, all the books and records of each Transferred Entity or the Business existing on the Closing Date applicable to such Transferred Entity and not to destroy or dispose of any such books and records for a period of three (3) years from such Closing Date or such longer period of time as may be required by Law.

(e)    Notwithstanding anything to the contrary herein, to the extent any party is obligated to provide another party physical access to books, records, properties, or employees pursuant to this Section 5.1 or otherwise, such party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

(f)    Seller shall deliver to Purchaser, as soon as reasonably practicable at or following the Closing applicable to a Transferred Entity, all books and records of, or portions thereof to the extent relating to, the Facilities and the Transferred Entities subject to such Closing to the extent not located at any of the Facility sites and within Seller’s or any of its Affiliates’ possession or reasonable control.

(g)    Notwithstanding anything to the contrary herein, prior to the Closing related to a Transferred Entity, Purchaser and its Representatives shall not conduct any Phase II Environmental Site Assessment or any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Seller or any of its Affiliates, including the Business Leased Real Property, in each case in relation to such Transferred Entity.

(h)    Prior to the applicable Closing related to a Transferred Entity, Seller shall, and Seller shall cause the Transferred Entities to, use commercially reasonable efforts to (i) obtain customary estoppels under those Business Material Contracts as mutually agreed in good faith between Purchaser and Seller, and Purchaser shall use commercially reasonable efforts to cooperate with Seller in respect thereof and (ii) upon request by Purchaser, assign or otherwise transfer to the Transferred Entities (to the extent not already property of the Transferred Entities) any rights of Seller or its Affiliates under any membership interest purchase agreement, asset purchase agreement, purchase and sale agreement or other acquisition agreement designated by Purchaser and pursuant to which Seller or its Affiliates (including any Transferred Entity) acquired any Facility.

Section 5.2    Confidentiality.

(a)    The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect, with respect to any confidential information in regards to a Transferred Entity, until the Closing with respect to such Transferred Entity (with Purchaser being treated as “Recipient” thereunder). The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the parties to amend the Confidentiality Agreement accordingly.

(b)    For a period of twenty-four (24) months from the Closing Date with respect to a Transferred Entity, Seller shall, and shall cause its Affiliates to, hold in confidence any nonpublic information that is proprietary or competitively sensitive to the extent primarily relating to the Business (“Sensitive Business Information”); provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Seller or any of its Affiliates from and after such Closing from a third party source that does not to the knowledge of Seller constitute a breach of confidence from such source or is not known by Seller or its applicable Affiliates to be under any obligations of confidentiality to Purchaser or any of its Affiliates with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Seller or its Affiliates, (iii) to the extent used by Seller or any of its Affiliates in order to comply with or enforce its rights under the terms of this Agreement or any other Contract between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following such Closing, independently derived by Seller or any of its Affiliates without use of or reference to such Sensitive Business Information or (v) subject to the immediately following sentence, that Seller or any of its Affiliates are required by Law or required or requested pursuant to legal or regulatory process to disclose; provided, further, that subject to the foregoing restrictions, Seller may disclose such Sensitive Business Information on a confidential basis to its Representatives. In the event that Seller or any of its Affiliates are required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Seller shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and shall use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. Nothing in this Agreement shall prohibit any retention of copies of records or any disclosure reasonably required in connection with the preparation and filing of financial statements or Tax Returns of Seller or any of its Affiliates.

Section 5.3    Required Actions.

(a)    Purchaser and Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to take all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable under any applicable Laws to consummate and make effective as soon as reasonably practicable each Sale and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate such Sale and the other transactions contemplated by this Agreement, (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other applicable Competition Laws or under the FPA or with respect to any other Required Approval) required to be obtained or made by Purchaser or Seller or any of their respective Affiliates in connection with such Sale and the other transactions contemplated by this Agreement, and (iii)

the execution and delivery of any additional instruments necessary to consummate such Sale and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to fulfill all conditions set forth in Article VII and not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to any applicable Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article VII. Without limiting the foregoing, Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or pursue or engage in any merger, business combination, consolidation, acquisition, sale or similar transaction with any other Person, or agree to, solicit, offer, propose or recommend any of the foregoing, to the extent it would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to any applicable Closing or would reasonably be expected to result in the failure to satisfy, or any material delay in satisfying, any condition set forth in Article VII.

(b)    Prior to each Closing, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Sales and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity or other Person. In that regard, prior to a Closing, subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall promptly consult with the other party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement, the applicable Sale and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity regarding such Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity. If any party to this Agreement or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to such Sale or the other transactions contemplated by this Agreement, then such party shall make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response in compliance with such request. Each of Purchaser and Seller shall not participate in any meeting with any Governmental Entity in connection with this Agreement or a Sale, or with any other Person in connection with any Action by a private party relating to the HSR Act or any other applicable Competition Laws or the FPA or any other Required Approvals in connection with this Agreement or a Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with Seller or Purchaser (as applicable) in advance and, to the extent not prohibited by such Governmental Entity, gives Seller or Purchaser (as applicable) the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall furnish the other party with copies of all correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and a Sale or the other transactions contemplated by this Agreement, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel/corporate in-house antitrust counsel only.” Such designated materials provided by Purchaser to Seller or by Seller to Purchaser pursuant to this Section 5.3, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of or future plans for the Business or the Sale Process, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c)    Purchaser and Seller shall file or cause to be filed (i) any required notifications under the HSR Act as promptly as practicable, but in any event no later than three (3) Business Days after the date of this Agreement, (ii) an application under Section 203 of the FPA as promptly as practicable, but in any event no later than five (5) Business Days after the date of this Agreement, and (iii) any filings and/or notifications required in respect of any other Required Approvals as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement. In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other applicable Competition Laws, or a request for additional information from FERC or any other Governmental Entity in connection with any other Required Approvals, the parties shall use their respective reasonable best efforts to comply with such requests, as applicable, as promptly as possible and produce documents, responses to interrogatories, or other information on a rolling basis, and counsel for both parties shall closely cooperate during the entirety of any such investigatory or review process.

(d)    Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to a Sale and the other transactions contemplated by this Agreement under any applicable Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging a Sale or the other transactions contemplated by this

Agreement as violative of any applicable Law, Purchaser and Seller shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of such Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of such Sale or the other transactions contemplated by this Agreement resulting from any such Action.

(e)    Notwithstanding any other provision of this Agreement, Purchaser shall, and shall cause its Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under applicable Law, so as to enable each Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, licensing, divestiture or disposition of any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the HSR Closing would limit Purchaser’s, the Transferred Entities’ or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, operate, vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to any businesses, assets or properties of the Transferred Entities, Purchaser and their respective Affiliates. No actions taken pursuant to this Section 5.3(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur, except to the extent caused by Seller’s breach of its covenants hereunder. Notwithstanding anything herein to the contrary, Seller shall not be obligated to take, or agree or commit to take, any action (A) that is not conditioned on the applicable Closing or (B) that relates to the Retained Businesses, and in no event shall Seller or any of its Affiliates be required to be the licensing, selling, divesting, transferring, disposing or encumbering party under any such agreements or transactions described above unless required by the relevant Governmental Entity or applicable Law, and, in any case, Seller and its Affiliates shall have no direct or indirect obligation or Liability in respect of any such agreements or transactions, including any indemnification obligations, for which Seller and its Affiliates are not fully indemnified by Purchaser.

(f)    Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity whose consent or approval is sought in connection with the transactions contemplated hereby; provided, that Purchaser’s obligations in respect of Seller Guarantees shall be governed by Section 5.9 and not by this Section 5.3(f). Whether or not a Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.3, other than (i) the fees of and payments to Seller’s and (prior to a Closing applicable to a Transferred Entity) such Transferred Entity’s legal and professional advisors (including accountants, engineers and economists) and (ii) to the extent otherwise constituting Losses arising from any breach of a representation or covenant by Seller hereunder.

Section 5.4    Conduct of Business.

(a)    From the date of this Agreement through the earlier of the Closing with respect to the applicable Transferred Entity or the valid termination of this Agreement, except (u) as required or expressly permitted by this Agreement (including any actions, elections or transactions undertaken pursuant to Section 5.7), (v) as required by Law or a Business Material Contract (other than an intercompany agreement), (w) solely to the extent relating to any Retained Businesses and not adversely affecting in any material respect the Transferred Entities, (x) as disclosed in Section 5.4 of the Seller Disclosure Schedule, (y) in connection with any action taken, or omitted to be taken, to the extent required to comply with, or reasonably determined by Seller to be advisable in response to, any COVID-19 Measures or (z) as otherwise consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Transferred Entities to:

(i)    conduct the Business in the ordinary course of business in all material respects (provided, that no action by Seller or the Transferred Entities complying with any other provision of this Section 5.4 shall be deemed a breach of this Section 5.4(a)(i) unless such action would constitute a breach of such other provision), use reasonable best efforts to cause all Cash held by each Transferred Entity to be distributed to Seller or its applicable Affiliate prior to the Closing applicable to such Transferred Entity, and use commercially reasonable efforts to (A) maintain the assets and properties of the Transferred Entities, including the Facilities, in good working order and condition in all material respects, ordinary wear and tear excepted and (B) preserve the goodwill of lessors, suppliers, licensors, agents, contractors, and other Persons having a material business relationship with the Transferred Entities or any of their Affiliates with respect to the Facilities or the Business and Governmental Entities having jurisdiction over the Facilities or the Business;

(ii)    not (A) amend or propose to amend their respective certificates of formation or limited liability company agreements or equivalent organizational documents, (B) split, combine, reclassify or otherwise effect any change in the capitalization of their outstanding limited liability company interests or Equity Rights, (C) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except as may effect the elimination of intercompany accounts and arrangements contemplated by Section 5.7 or Section 5.8), (D) liquidate, dissolve, reorganize, fail to maintain the limited liability company existence of any Transferred Entity or otherwise wind up their business or operations, (E) issue, sell or redeem any Equity Rights of any Transferred Entity, (F) acquire Equity Rights in any other Person or incorporate, form or otherwise establish any Subsidiaries or (G) acquire all or substantially all of the assets of any other Person;

(iii)    not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any of their limited liability company interests, or any options, warrants or rights of any kind to acquire any such limited liability company interests, or any debt or equity securities which are convertible into or exchangeable for such limited liability company interests;

(iv)    except for transactions in the ordinary course of business consistent with past practice or as required pursuant to the terms of any Business Material Contract in effect on the date hereof, not (A) make any acquisition of, or agree to acquire, any assets or properties for an amount in excess of $250,000 in the aggregate for all such assets or properties, (B) sell, pledge, dispose of, encumber, or suffer to exist a Lien (other than to the extent constituting a Permitted Lien) upon any assets or properties having a value in excess of $250,000 in the aggregate for all such assets or properties or (C) commit to make any capital expenditures in excess of $250,000 in the aggregate that would require payment of such amount by any Transferred Entity or the Business following the Closing applicable to such Transferred Entity;

(v)    not make any material change to its methods of accounting in effect at December 31, 2020, except (A) as required by a change in GAAP (or any interpretation thereof) or in applicable Law, (B) as is consistent with the Accounting Principles or (C) for such changes as may be made by Seller Parent and are applicable to the Seller Group as a whole;

(vi)    not dissolve, merge or consolidate with any other Person;

(vii)    (1) file a New York State Form RP-524 (Complaint on Real Property Assessment) with respect to the SL Babylon, LLC Facility in a form mutually acceptable to Seller and Purchaser, permit Purchaser to reasonably participate (at Purchaser’s expense) in any Tax dispute with the Town of Babylon, New York (a “Babylon Tax Proceeding”) and cooperate with Purchaser to transition any such Tax dispute to Purchaser following the HSR Closing Date and (2) (A) not make (except in the ordinary course of business), change or revoke any material Tax election, (B) not change any annual Tax accounting period, (C) not change (or request any Governmental Entity to change) any material method of accounting for Tax purposes, (D) not settle any claim or assessment in a Tax Proceeding that will be binding on Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period beginning after the applicable Closing, (E) not file any material amended Tax Return, (F) not settle or surrender any right to claim a refund of a material amount of Taxes, (G) except in the ordinary course of business, not consent to any extension or waiver (other than automatic or automatically granted extensions or waivers) of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return), (H) not enter into any written Contract in respect of Taxes with any Governmental Entity or any Tax sharing agreement (other than any agreement the primary purpose of which does not relate to Taxes, any agreements subject to termination under Section 6.3, and any agreement solely between Transferred Entities) in each case, that will be binding on Purchaser and its Subsidiaries (including the Transferred Entities) for any Tax period beginning after the applicable Closing, (I) except as required by a change in Law or fact after the date of filing, prior to the date of this Agreement, of the most recently filed relevant Tax Return, not file any Tax Return other than one prepared in a manner consistent with past practice and (J) not settle any Babylon Tax Proceeding, it being agreed and understood that none of clauses (i) through (vi) or (viii) through (xv) of this Section 5.4(a) shall apply to Tax compliance matters (other than clause (xv) insofar as it relates to this clause (vii)) and that clause (vii)(1) and subclauses (A) through (J) of clause (vii)(2) shall not apply to any U.S. federal income Tax Return (or any other Combined Tax Return) or any Taxes in respect of such Tax Returns;

(viii)    not (A) amend, grant a waiver in respect of, voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract, other than immaterial amendments or waivers entered into in the ordinary course of business, (B) enter into any Contract that if in effect on the date hereof would be a Business Material Contract or (C) enter into any lease, sublease or license with respect to real property or any easement or purchase any real property;

(ix)    not initiate, settle or compromise any Action, or enter into any consent decree or settlement agreement, other than settlements or compromises of any Action in the ordinary course of business which do not involve admission of wrongdoing or culpability or an imposition of equitable or similar relief and where the amount paid in settlement or compromise does not exceed $500,000 individually or $1,000,000 in the aggregate (it being agreed and understood that this clause (ix) shall not apply with respect to Tax matters);

(x)    not (A) waive, release or otherwise assign any material rights or claims, or discharge any other party of any obligations, related to the Business or the Transferred Entities, other than in the ordinary course of business consistent with past practice (including any material write-off or material compromise of any accounts receivable in the ordinary course of business), (B) cancel any Indebtedness (other than Indebtedness among Transferred Entities) where any of the Transferred Entities is the holder thereof, or waive any claims or rights with respect to any such Indebtedness or (C) incur any Funded Indebtedness;

(xi)    not engage in any new line of business;

(xii)    not suffer or permit Seller to enter into any Seller Guarantee, or amend any Seller Guarantee in a manner that would result in the aggregate outstanding amount of such Seller Guarantee as of the date hereof being increased in any material respect;

(xiii)    not terminate, renew, amend or modify any material Permit, or agree to a stipulation or settlement with a Governmental Entity relating to any material Permit, other than routine renewals that do not impose additional material limitations on the Business or operations of a Transferred Entity;

(xiv)    not become an employer of any Person or become liable with respect to any Benefit Plan; and

(xv)    not agree or commit to do or take any action described in this Section 5.4(a) (other than those actions described in Section 5.4(a)(i) and Section 5.4(a)(vii)(1)).

(b)    Without limiting Seller’s obligation to comply with, or Purchaser’s remedies in respect of a breach of, Section 5.4(a), nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing applicable to a Transferred Entity.

Section 5.5    Consents.

(a)    Seller and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate and use reasonable best efforts to seek to obtain any consents required from third parties under Business Material Contracts in connection with the consummation of the transactions contemplated by this Agreement (the consents referred to in this Section 5.5(a), collectively, the “Third Party Consents”).

(b)    Seller and Purchaser acknowledge that Seller and its Affiliates (including, prior to the Closing with respect to a Transferred Entity, the Transferred Entities other than such Transferred Entity) are parties to certain Contracts (collectively as set forth on Section 5.5(b) of the Seller Disclosure Schedule, but excluding any enterprise-wide Contracts or Contracts with respect to off-the-shelf software, the “Commingled Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses. Seller, on the one hand, and Purchaser, on the other hand shall cooperate with each other and use their respective commercially reasonable efforts, at Seller’s and Purchaser’s cost borne in equal portions, to notify the third party that is the counterparty to each Commingled Contract and, to the extent reasonably within the contractual control of Seller or its Affiliates or Purchaser, as the case may be, to cause the applicable Commingled Contract to be apportioned (including by seeking the consent of such counterparty to enter into a new Contract or amending, splitting or assigning in relevant part such Commingled Contract) between (A) Seller and its Affiliates and (B) the Transferred Entities, pursuant to which Seller and/or its Affiliates shall assume all of the rights and obligations under such Commingled Contract that relate to the Retained Businesses, on the one hand, and the Transferred Entities shall assume all of the rights and obligations under such Commingled Contract that relate to the Business, on the other hand, and to the extent reasonably within the contractual control of Seller or its Affiliates or Purchaser, in the case of Seller and its Affiliates, cause the applicable counterparty to release the applicable Transferred Entities from the obligations of Seller and its Affiliates arising after the applicable Closing Date under the portion of the Commingled Contract apportioned to Seller and its Affiliates and, in the case of the applicable Transferred Entities, cause the applicable counterparty to release Seller and its Affiliates from the obligations of the applicable Transferred Entities arising after the applicable Closing Date under the portion of the Commingled Contract apportioned to the applicable Transferred Entities. From and after the date hereof, the Parties shall take actions reasonably necessary to allocate rights and obligations under such Commingled Contracts in accordance with the foregoing; provided, however, that (x) in no event shall any party be required to assign (or amend), either in its entirety or in part, any Comingled Contract that is not assignable (or cannot be amended) by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained and (y) if any Comingled Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such consent or approval, the parties shall cooperate and use commercially reasonable efforts to establish, at Seller’s and Purchaser’s cost borne in equal portions, an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (I) provide the applicable Transferred Entities, to the fullest extent practicable under such Comingled Contract, the rights and obligations of those portions of such Commingled Contract that relate to the Business and (II) provide Seller and its Affiliates, to the fullest extent practicable under such Comingled Contract, the rights and obligations of those portions of such Commingled Contract that relate to the Retained Businesses (including by means of any subcontracting, sublicensing or subleasing arrangement). From and after the Closing with respect to a Transferred Entity, (1) Purchaser shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the portion of any Commingled Contract to be apportioned to such Transferred Entity and (2) Seller shall indemnify and hold harmless Purchaser and its Affiliates (including, following the Closing, the Transferred Entities) for all Losses arising from or relating to the portion of any Commingled Contract to be apportioned to Seller and its Affiliates. For the avoidance of doubt, no Contracts that relate to Overhead and Shared Services shall be deemed Commingled Contracts for purposes of this Section 5.5 and Seller shall be under no obligation to separate or provide replacement contracts for any such Contracts that relate to Overhead and Shared Services.

(c)    Notwithstanding anything to the contrary contained herein, neither Seller nor any of its Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any accommodation (financial or otherwise) in order to obtain any consents or approvals of third parties or effect the transfers or arrangements contemplated by this Section 5.5, and neither Seller nor any of its Affiliates shall have any Liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure to obtain any such consents or approvals.

Section 5.6    Public Announcements. No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication, (b) to the extent the contents of such release or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 5.6 or (c) in the case of Seller, in connection with providing to investors of Seller Parent customary periodic updates with respect to the Sale Process; provided, that in no event shall any such update be disparaging to Purchaser or any of its Affiliates. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form mutually agreed by Seller and Purchaser.

Section 5.7    Intercompany Accounts; Cash. At or prior to a Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.7 of the Seller Disclosure Schedule, between any member of the Seller Group (other than the Transferred Entities to which such Closing relates), on the one hand, and the Transferred Entities to which such Closing relates, on the other hand, shall be settled or otherwise eliminated without any further liability or obligation on the part of any such Transferred Entity to which such Closing relates and (b) any and all cash or cash equivalents of the Transferred Entities to which such Closing relates may be extracted from the Transferred Entities by Seller, in the case of each of clauses (a) and (b), in such a manner as Seller shall determine in its sole discretion. Any such intercompany accounts that are settled without any consideration, liability or obligation on the part of any Transferred Entity to which such Closing relates after 12:01 a.m. (New York City time) on the applicable Closing Date but in connection with the applicable Closing shall be deemed for purposes of this Agreement to have been settled as of 11:59 p.m. (New York City time) on day immediately prior to such Closing Date. For the avoidance of doubt, intercompany accounts between and among any of the Transferred Entities subject of the same Closing shall not be required to have been eliminated at such Closing.

Section 5.8    Termination of Intercompany Arrangements.

(a)    Effective at or prior to any Closing, other than any intercompany arrangement governing the intercompany accounts governed by Section 5.7, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between any member of the Seller Group (other than the Transferred Entities to which such Closing relates), on the one hand, and any Transferred Entity to which such Closing relates, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other except for (i) this Agreement and (ii) the other arrangements, understandings or Contracts listed in Section 5.8 of the Seller Disclosure Schedule.

(b)    Except to the extent provided to the contrary in Section 5.7 or this Section 5.8, effective as of a Closing with respect to a Transferred Entity, Purchaser, on behalf of itself and its Affiliates (including, for purposes of this Section 5.8(b), the Transferred Entities for which a Closing has occurred), hereby releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any obligations or Liability to Purchaser or any of its Affiliates (including, for purposes of this Section 5.8(b), the Transferred Entities for which a Closing has occurred), for any and all past actions or failures to take action prior to the applicable Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the operations of the applicable Transferred Entities prior to the applicable Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership or operation of the applicable Transferred Entities, except for any obligations pursuant to the provisions of this Agreement (including Article IX hereof), as arise as a result of Seller’s actual fraud and any arrangements, understandings or Contracts set forth in Section 5.7 or Section 5.8 of the Seller Disclosure Schedule.

(c)    Except to the extent provided to the contrary in Section 5.7 or this Section 5.8, effective as of a Closing with respect to a Transferred Entity, Seller, on behalf of itself and its Affiliates, hereby releases Purchaser, its Affiliates and the applicable Transferred Entities for which a Closing has occurred (and their respective officers, directors and employees, acting in their capacities as such) from any obligations or Liability to Seller or any of its Affiliates for any and all past actions or failures to take action prior to the applicable Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the ownership or operations of the applicable Transferred Entities prior to the applicable Closing, except for any obligations pursuant to the provisions of this Agreement (including Article IX hereof) and any arrangements, understandings or Contracts set forth in Section 5.7 or Section 5.8 of the Seller Disclosure Schedule.

Section 5.9    Guarantees; Commitments.

(a)    Purchaser shall use its reasonable best efforts (and Seller shall, and shall cause the applicable Transferred Entities to, cooperate with Purchaser), at Purchaser’s sole expense, to cause Purchaser or a Transferred Entity (referred to as a “Purchaser Party” for purposes of this Section 5.9) to be substituted under each Seller Guarantee in all respects for

Seller or any of its Affiliates which is the account party, obligor or guarantor in respect of such Seller Guarantee (referred to as an “Indemnified Party” for purposes of this Section 5.9), and for the applicable Indemnified Party to be released, effective as of the applicable Closing, in respect of, or otherwise terminate, cancel or extinguish (whether by return of the Seller Guarantee, confirmation by the beneficiary thereof of such termination, cancellation or extinguishment or otherwise) all obligations of the applicable Indemnified Party under each Seller Guarantee (including, in each case, by delivering at the Closing applicable to the Transferred Entity that benefits from such Seller Guarantee: (i) executed instruments of guaranty, letters of credit or other documents reasonably requested by the beneficiaries with respect to any Seller Guarantees pursuant to the Contract under which such Seller Guarantees are required, and (ii) any other documents reasonably requested by the beneficiary of the applicable Seller Guarantee pursuant to the Contract under which such Seller Guarantees are provided in connection with Purchaser’s obligations under this Section 5.9).

(b)    For any Seller Guarantees for which a Purchaser Party is not substituted in all respects for the applicable Indemnified Party (or for which the Indemnified Party is not released) effective as of the applicable Closing and that cannot otherwise be terminated, cancelled or extinguished effective as of such Closing (any such Seller Guarantee, a “Continuing Support Obligation”), despite, in each case, the use of the requisite level of efforts (including compliance by Purchaser with its obligations under Section 5.9(a)), for the applicable Continuing Support Period, (i) Seller shall, and shall cause the applicable Indemnified Party to, maintain any such Continuing Support Obligation for the Continuing Support Period applicable to such Continuing Support Obligation, (ii) Seller shall not, nor shall Seller permit any Indemnified Party to, (A) terminate such Continuing Support Obligation before the end of the Continuing Support Period applicable to such Continuing Support Obligation unless the Contract relating to such Continuing Support Obligation has expired by its terms or by consent of the applicable parties thereto or (B) increase the amount of any Continuing Support Obligation without the express written consent of Purchaser and (iii) Seller shall not, nor shall it permit any Indemnified Party to, knowingly encourage or cause any beneficiary of any Continuing Support Obligation to make demand under or draw under such Continuing Support Obligation; provided that, with respect to any Continuing Support Obligation that remains outstanding on the date that falls three (3) months after the applicable Closing, Purchaser shall, or shall cause the applicable Transferred Entities to, provide to Seller a letter of credit, in form and substance reasonably acceptable to Seller, from a bank or financial institution having an office or branch in the United States and a long-term, unsecured debt rating of at least Baa1 or better from Moody’s and BBB+ from S&P and having a stated amount equal to the amount of the Continuing Support Obligation, which letter of credit shall provide for drawing thereon in the event that there is a draw or demand on the underlying Continuing Support Obligation (such letter of credit, a “Backstop Letter of Credit”), and Purchaser shall maintain such Backstop Letter of Credit in effect until the earlier of the date (i) the related Continuing Support Obligation has been replaced in accordance with Section 5.9 and (ii) the related Continuing Support Obligation expires in accordance with its terms or otherwise has been terminated, cancelled or extinguished (whether by return of the Seller Guarantee, confirmation by the beneficiary thereof of such termination, cancellation or extinguishment or otherwise). Purchaser and Seller shall continue to use their reasonable best efforts to effect such substitution and release or termination, cancellation or other extinguishment of Continuing Support Obligations as promptly as practicable after the applicable Closing (and in no event later than twelve (12) months following such Closing). Without limiting the foregoing, Purchaser shall not, and shall not permit any Transferred Entity to, extend or renew any Contract containing or underlying a Continuing Support Obligation unless, prior to or concurrently with such extension or renewal, a Purchaser Party is substituted in all respects for the Indemnified Party, and the Indemnified Party is released, in respect of all obligations of the Indemnified Party under such Continuing Support Obligation or such Continuing Credit Support has otherwise been terminated, cancelled or extinguished (whether by return of the Seller Guarantee, confirmation by the beneficiary thereof of such termination, cancellation or extinguishment or otherwise).

(c)    From and after the Closing, Purchaser shall indemnify and hold harmless each Indemnified Party that is an obligor on a Continuing Support Obligation against any Liabilities that such Indemnified Party or any of its Affiliates suffers or incurs in respect of payments, demands or draws under any or in respect of such Continuing Support Obligation after the Closing.

Section 5.10    Insurance.

(a)    From and after a Closing, the applicable Transferred Entities with respect to such Closing shall cease to be insured by the Seller Group’s current and historical insurance policies or programs (including the Insurance Policies) or by any of its current and historical self-insured programs, and neither such Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets or any Liability of such Transferred Entities or arising from the operation of the Business, in each case including with respect to any known and incurred but not reported claims. The members of the Seller Group may amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10. From and after a Closing, Purchaser acknowledges and agrees that it shall be solely responsible for securing all insurance it considers appropriate for the Transferred Entities subject of such Closing and the Business. Purchaser further agrees that it shall not, and shall cause the Transferred Entities for which a Closing has occurred not to, seek to assert or exercise any rights or claims of any Transferred Entity for which a Closing has occurred or the Business under or in respect of any past or current insurance policy, program or self-insurance program of any member of the Seller Group under which, at any time prior to the Closing, any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b)    Notwithstanding the foregoing, Seller shall use commercially reasonable efforts to obtain, for the benefit of Purchaser and the Transferred Entities, at Purchaser’s sole cost and expense, a general liability tail “claims-made” insurance policy, subject to the existing insurance market conditions with regard to policy terms and conditions at the time of such placement, and having an aggregate coverage limit equal to $25,000,000 subject to commercial availability (and such limits may be satisfied via primary and excess placements), and shall use commercially reasonable efforts to maintain such policy in full force and effect for at least three (3) years following the Closing Date (the “Tail Policy””); provided, that Seller shall seek to obtain a policy period in excess of three (3) years for such policy at the request of Purchaser and, if available, shall purchase such policy with such longer period as approved by Purchaser.    In the event that any claim is made in respect of which coverage may be triggered under the Tail Policy, Seller shall use commercially reasonable efforts to pursue coverage for such claim under the Tail Policy and Purchaser shall pay Seller’s reasonable and documented out-of-pocket fees, costs and expenses in connection therewith. Seller shall use commercially reasonable efforts to coordinate its defense with Purchaser in respect of any such claims and shall not authorize the settlement of any such claims without the express written consent of Purchaser. In the event that any claims result in a payment being made under such Tail Policy to a Person other than a third-party claimant, such payment will be paid over to Purchaser. In furtherance of the foregoing, Purchaser shall be solely liable for, and Seller shall have no obligation to pay or reimburse Purchaser for, any and all (i) premiums, deductibles and minimums, (ii) uninsured, uncovered, unavailable or uncollectable amounts and (iii) fees, costs or expenses incurred by Purchaser or Seller or their respective Affiliates, in each case relating to or associated with the Tail Policy or any claim made thereunder.

Section 5.11    Litigation Support. In the event and for so long as Seller or Purchaser or any of their respective Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (a) any transactions contemplated by this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, Purchaser or Seller, as applicable, shall, and shall cause its Affiliates (including, in the case of Purchaser, following the Closing, the Transferred Entities) and Representatives to, cooperate with Seller or Purchaser, as applicable, and its counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense; provided, that such cooperation does not unreasonably interfere with the conduct of the Business and any reasonable out-of-pocket costs incurred in providing such cooperation shall be reimbursed by the prosecuting, contesting or defending party.

Section 5.12    Misallocated Assets and Misdirected Payments.

(a)    If, following the Closing, any right, property, asset or Liability that is primarily related to the Retained Businesses is found to have been transferred to or retained by Purchaser, the Transferred Entities or their respective Affiliates in error, Purchaser shall transfer, or cause its applicable Affiliate to transfer, such right, property, asset or Liability to the applicable member of the Seller Group, and the applicable member of the Seller Group shall accept and assume such right, property, asset or Liability as soon as practicable. If, following the Closing, any right, property, asset or Liability that is primarily related to the Business is found to have been transferred to or retained by a member of the Seller Group in error, either directly or indirectly, Seller shall transfer, or cause the applicable member of the Seller Group to transfer, such right, property, asset or Liability to Purchaser or its applicable Affiliate as soon as practicable and Purchaser or its applicable Affiliate shall accept and assume such right, property, asset or Liability.

(b)    Except as otherwise provided in this Agreement, following the Closing, (i) if any payments due with respect to the Business are paid to any member of the Seller Group,

Seller shall, or shall cause the applicable member of the Seller Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses are paid to Purchaser, the Transferred Entities or their respective Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Seller.

Section 5.13    Use of Marks.

(a)    Except as expressly provided in this Section 5.13, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use or any other rights in, any marks of Seller or any of its Affiliates, including “PSE&G,” “PSEG,” “PSEG We Make Things Work For You,” “PSEG Power LLC” or “Solar 4 All,” or any variations or derivatives thereof or any names, trademarks, service marks or logos of Seller or any of its Affiliates, or any name, trademark, service mark or logo that, in the reasonable judgment of Seller, is similar to any of the foregoing (the “Seller Names”). Within ten (10) Business Days of the Closing, Purchaser shall cause each of the Transferred Entities having a name, trademark, service mark or logo that includes the Seller Names to change its name to a name that does not include any Seller Name, including making any legal filings necessary to effect such change.

(b) The Transferred Entities may continue temporarily to use the Seller Names following the Closing, to the extent and in substantially the same manner used immediately prior to the Closing, so long as Purchaser shall, and shall cause its Affiliates to, (i) immediately after the Closing, cease to hold itself out as having any affiliation with Seller or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the Seller Names by the Transferred Entities. In any event, as soon as practicable after the Closing Date (and in any event within ninety (90) days thereafter) Purchaser shall and shall cause each of the Transferred Entities to (A) cease and discontinue use of all Seller Names (including by filing certificates of name change for the applicable Transferred Entities) and (B) complete the removal of the Seller Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets.

Section 5.14    Non-Solicitation. For a period of one (1) year from the Closing Date, Purchaser and its Affiliates (including, following the Closing, the Transferred Entities) shall not, directly or indirectly, solicit for employment or hire, or employ or hire (whether as an officer, employee, consultant or other independent contractor), any individual who is an officer, employee or consultant of Seller or any of its Affiliates and with whom Purchaser or any of its Affiliates or Representatives came into contact with, or was specifically identified as being involved with, the Sale Process or the transactions contemplated by this Agreement; provided, that the foregoing shall not restrict any general advertisement that is not directed at or focused on any such personnel.

Section 5.15    R&W Insurance Policy. On the date hereof, Purchaser has bound an insurance policy with respect to the representations and warranties of Seller in this Agreement (the “R&W Insurance Policy). Purchaser shall use commercially reasonable efforts to take all actions necessary to complete the applicable conditions in the conditional binder (other than the condition that the Closing has occurred, to which this sentence does not apply) to the R&W Insurance Policy within the times set forth therein to maintain the R&W Insurance Policy in full force and effect. Following the final issuance of the R&W Insurance Policy, Purchaser agrees to use commercially reasonable efforts to keep the R&W Insurance Policy in full force and effect for the policy period set forth therein. Purchaser shall provide a copy of the waiver of subrogation provision of the R&W Insurance Policy to Seller upon request. Purchaser agrees that the R&W Insurance Policy shall expressly exclude any right of subrogation, other than in the case of fraud, against Seller and its Affiliates and their respective officers, directors and employees, and neither Purchaser nor its Affiliates shall amend or waive such subrogation provisions without Seller’s prior written consent. The Parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the transactions contemplated by this Agreement, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 5.16. The R&W Insurance Policy may not be amended or waived by Purchaser or its Affiliates in any manner that is materially adverse to Seller or any of its Affiliates without Seller’s prior written consent.

Section 5.16    Bulk Transfer Laws. Purchaser acknowledges that Seller and its applicable Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Purchaser hereby waives compliance by Seller and its applicable Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 5.17    Financing Cooperation.

(a)    Purchaser shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing on the terms and conditions described in the Equity Commitment Letter as promptly as possible but in any event prior to the date upon which the applicable Closing is required to be consummated pursuant to the terms hereof, including by (i) causing Purchaser Parent to maintain in effect and comply with its obligations under the Equity Commitment Letter and (ii) satisfying on a timely basis all conditions in the Equity Commitment Letter and complying with its obligations thereunder.

(b)    Purchaser shall not, without the prior written consent of Seller, permit any amendment or modification to, or any waiver of any provision or remedy under, the Equity Commitment Letter.

(c)    Purchaser does not require any financing other than the proceeds of the Equity Financing in order to consummate the transactions contemplated by this Agreement. However, in the event that Purchaser or any of its Affiliates determines to pursue any debt financing that would take effect at or after the Closing relating to any of the Transferred Entities or the Business, then from and after the date hereof until the final Closing Date, Seller shall, and shall cause each applicable Transferred Entity to (and use commercially reasonable efforts to cause their respective Representatives to), provide reasonable cooperation on a timely basis in connection with the arrangement of any such debt financing (any such debt financing, the “Debt Financing”) as may be reasonably requested by Purchaser and necessary for the arrangement of such Debt Financing (to the extent within the control of Seller), including by using commercially reasonable efforts to provide to Purchaser, if so requested by Purchaser in writing no later than ten (10) days prior to the end of the Applicable Quarter, within sixty (60) days after the end of each full fiscal quarter which occurs during the period commencing from the date hereof until the Closing Date (each, an “Applicable Quarter”), an unaudited balance sheet and related unaudited statement of operations, in each case for the Transferred Entities on a consolidated basis and prepared in a manner consistent with the Business Financial Information (the “Quarterly Financial Information”), for such fiscal quarter (it being understood that Seller shall have satisfied its obligations set forth in this clause if Seller shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided). Notwithstanding any provision in this Section 5.17, neither Seller nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.17 that: (i) would require Seller, its Subsidiaries or any of their respective Representatives to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, amend, execute or deliver any certificate, document, instrument or agreement; (ii) would cause any representation or warranty in this Agreement to be breached by Seller or any of its Subsidiaries; (iii) would require Seller or any of its Subsidiaries to incur any fees, expense, liabilities or other obligations in connection with the Debt Financing; (iv) would cause any director, officer or employee or stockholder of Seller or any of its Subsidiaries to incur any personal liability; (v) would conflict with the organizational documents of Seller or any of its Subsidiaries or any Laws; (vi) would reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Seller or any of its Subsidiaries is a party; (vii) would require Seller, any of its Subsidiaries or any of their respective Representatives to provide access to or disclose information that Seller or any of its Subsidiaries determines would jeopardize any attorney-client privilege of Seller or any of its Subsidiaries; (viii) would require Seller or any of its Subsidiaries or any of their respective Representatives to prepare any financial statements or information that are not available to Seller and prepared in the ordinary course of its financial reporting practice; or (ix) would unreasonably interfere with the ongoing operations of Seller or any of its Subsidiaries. Nothing contained in this Section 5.17 or otherwise shall require (A) Seller or any of its Subsidiaries (other than the Transferred Entities) to be an issuer or other obligor with respect to the Debt Financing or (B) the Transferred Entities to be an issuer or other obligor with respect to the Debt Financing prior to the Closing. Purchaser shall, promptly upon request by Seller, reimburse Seller for all reasonable out-of-pocket costs incurred by Seller or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless Seller and its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them pursuant to this Section 5.17 and any information used in connection therewith (other than information provided in writing by Seller or its Subsidiaries specifically in connection with its obligations pursuant to this Section 5.17).

(d)    For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.17 represent the sole obligation of Seller, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including any Debt Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and no other provision of this Agreement shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including any Debt Financing) by Purchaser or any of its respective Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement. Notwithstanding anything to the contrary herein, the failure of Seller or any of its Affiliates (or any of their respective Representatives) to comply with the provisions set forth in this Section 5.17 shall not be taken into account in determining whether any condition to the Closing set forth in Article VII shall have been satisfied.

Section 5.18    Distributions. Seller shall cause each Distribution to occur prior to the HSR Closing pursuant to documentation in form and substance reasonably satisfactory to each party; provided, that if the Specified Consent applicable to a Consent Company for a Consent Closing has been obtained prior to the occurrence of the HSR Closing, then the Distribution with respect to the applicable Consent Company need not occur (provided, that the Consent Closing with respect to such Consent Company shall occur simultaneously with the HSR Closing).

ARTICLE VI

TAX MATTERS

Section 6.1    Cooperation and Exchange of Information.

(a)    Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) participating in any Tax Proceeding. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b)    Each party hereto shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities or assets for their respective Tax periods ending on or prior to, or including, the applicable Closing Date until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (ii) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense.

(c)    Purchaser shall be responsible for the preparation and filing of any Tax Return required to be filed by a Transferred Entity after the applicable Closing.

(d)    Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view, or have any rights with respect to any Tax Proceeding relating to, (i) any Tax Return of Seller Parent or any of its Affiliates (other than the Transferred Entities) or (ii) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller Parent or any of its Affiliates (other than a Transferred Entity) is a member or any Combined Tax Return.

Section 6.2    Purchase Price Allocation.

(a)    No later than ninety (90) days after the date on which the Final Purchase Price following the applicable Closing Date is finally determined pursuant to Section 2.7, Purchaser shall deliver to Seller a proposed allocation of the applicable Final Purchase Price and any other amounts treated as consideration in the applicable Closing for Tax purposes (each such total amount, an “Aggregate Purchase Price”) among the assets of the applicable Transferred Entities (and any other assets that, for Tax purposes, are treated as assets purchased by Purchaser pursuant to this Agreement) determined in a manner that is consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other relevant provisions of applicable Tax Law (each such allocation, a “Purchaser’s Allocation”). If Seller disagrees with a Purchaser’s Allocation, Seller may, within thirty (30) days after delivery of the applicable Purchaser’s Allocation, deliver a written notice to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation (each such proposed allocation, a “Seller’s Allocation Notice”). If a Seller’s Allocation Notice is duly and timely delivered, Seller and Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the applicable Aggregate Purchase Price. If Seller provides Purchaser with a Seller’s Allocation Notice within the applicable thirty (30) day period, Seller and Purchaser shall cooperate in good faith to resolve any such disagreement. If the parties fail to resolve their differences over the disputed items within thirty (30) days following the receipt of the applicable Seller’s Allocation Notice, Seller and Purchaser shall forthwith jointly request that the Independent Accounting Firm make a determination as to the disputed items in accordance with this Agreement, which determination shall be binding on the parties. Any allocation of the applicable Aggregate Purchase Price determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with this Section 6.2. The fees and expenses of the Independent Accounting Firm shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The allocation, as prepared by Purchaser if no Seller’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Independent Accounting Firm in accordance with this Section 6.2 (each, an “Allocation”), shall be conclusive and binding on the parties hereto absent manifest error. Each Allocation, if any, shall be adjusted, as necessary, to reflect any subsequent adjustments to the applicable Final Purchase Price pursuant to Section 6.4 (and any other amounts treated as consideration for Tax purposes). Any such adjustment shall be allocated to the asset, or assets (if any), to which such adjustment is attributable; provided, that to the extent there are no such assets, such adjustment shall be allocated pro rata among the assets sold.

(b)    Neither Seller nor Purchaser shall (and each shall cause its Affiliates not to) take any position inconsistent with any Allocation on any Tax Return or in any Tax Proceeding, in each case, except to the extent otherwise required by a change in applicable Law or pursuant to the good faith resolution of a Tax Proceeding.

Section 6.3    Tax Sharing Agreements. On or before each Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities subject to the applicable Closing, on the one hand, and any member of the Seller Group (other than such Transferred Entities), on the other hand, are parties, shall terminate, and neither any member of the Seller Group (other than such Transferred Entities), on the one hand, nor any of such Transferred Entities, on the other hand, shall have any rights or obligations to each other after such Closing in respect of such agreements or arrangements.

Section 6.4    Tax Treatment. Except to the extent otherwise required by applicable Law, Seller, Purchaser, the Transferred Entities and their respective Affiliates shall treat (a) the acquisition of the Solar Source Units of the Transferred Company pursuant to this Agreement as a purchase and sale of all of the assets of the Transferred Company (and of any other HSR Company that is a disregarded entity for U.S. federal income tax purposes) that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code, (b) the acquisition of the Consent Units pursuant to this Agreement as a purchase and sale of all of the assets of the applicable Consent Companies that are disregarded entities for U.S. federal income tax purposes that constitutes an “applicable asset acquisition” within the meaning of Section 1060 of the Code and (c) any and all payments under Section 2.7 and any and all indemnification payments under this Agreement (pursuant to Article IX or otherwise) as an adjustment to the applicable Final Purchase Price for Tax purposes.

Section 6.5    Certain Post-Closing Tax Covenants. Purchaser shall not, and shall cause its Affiliates (including, following an applicable Closing, the Transferred Entities subject to such Closing or a prior Closing) not to, (a) (i) make any entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to any Transferred Entity which election would be effective on or prior to the applicable Closing Date for such Transferred Entity or (ii) make any other election with respect to any Transferred Entity, which election would be effective on or prior to the applicable Closing Date for such Transferred Entity, (b) take any action or enter into any transaction on the applicable Closing Date with respect to a Transferred Entity after the applicable Closing that is outside the ordinary course of business and not specifically contemplated by this Agreement with respect to the Transferred Entities subject to such Closing, (c) except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state or local Law), amend or revoke any Tax Return of a Transferred Entity for any taxable period (or portion thereof) ending on or prior to the applicable Closing Date (or in any Tax Proceeding relating thereto), (d) except to the extent otherwise required by applicable Law or a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state or local Law), take any material position on any material Tax Return of any Transferred Entity for or in respect of any taxable period (or portion thereof) ending on or prior to the applicable Closing Date (or in any Tax Proceeding relating thereto) that is inconsistent with a material position taken by Seller or any of its Affiliates and of which position Seller has informed Purchaser in writing, or (e) affirmatively initiate discussions or examinations with any Governmental Entity (including any voluntary disclosures) regarding Taxes or any Tax Return for any taxable period (or portion thereof) ending on or prior to the applicable Closing Date, in the case of each of clauses (a)(ii) through (e), that would reasonably be expected to (x) materially increase any Tax liability of Seller or any of its Affiliates, including pursuant to this Agreement or (y) give rise to any increase in a liability (or any decrease in an asset) taken into account in the determination of the applicable Final Purchase Price as finally determined pursuant to Section 2.7.

Section 6.6    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on the Sales contemplated by this Agreement (“Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party; provided, that, for the avoidance of doubt, if under applicable Law Seller or Purchaser is required to remit the full amount of any Transfer Taxes to any Governmental Entity, Purchaser shall pay to Seller or Seller shall pay to Purchaser, as applicable, its share of such Transfer Taxes no later than five (5) days prior to the date such Transfer Taxes are due. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that notwithstanding any of the foregoing, neither Seller nor any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if Seller determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on Seller or any of its Affiliates.

ARTICLE VII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 7.1    Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect any Closing shall be subject to the satisfaction or waiver by Seller and Purchaser at or prior to such Closing of the following conditions:

(a)    Regulatory Approvals. (i) Any waiting period applicable to the consummation of any Closing under the HSR Act shall have expired or been terminated and (ii) the consents, authorizations and approvals required to be obtained in connection with the consummation of the applicable Sale from any Governmental Entities set forth on Section 7.1(a) of the Seller Disclosure Schedule (each, a “Required Approval”) shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated).

(b)    No Injunctions. No Governmental Entity of competent jurisdiction shall have issued a final Order that remains in effect and enjoins or prohibits the consummation of such Closing (collectively, the “Legal Restraints”).

Section 7.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect any Closing shall be subject to the satisfaction or waiver by Purchaser at or prior to such Closing of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.17 shall be true and correct in all respects (except for any de minimis inaccuracies) as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Seller set forth in Section 3.6(b) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date and (iii) each of the other representations and warranties of Seller contained in Article III shall be true and correct as of the Closing Date as if made on and as of the Closing Date (and with respect to those qualified by “materiality”, “Business Material Adverse Effect” and similar qualifiers, without consideration of such qualifier), except (A) in the case of each of clauses

(i)and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Seller to be performed on or before such Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)    Officer’s Certificate. Purchaser shall have received a certificate, dated as of the applicable Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)    Specified Consents. Solely in respect of a Consent Closing, the Specified Consent applicable to such Consent Closing and Consent Company shall have been obtained (and a copy thereof shall have been provided to Purchaser).

Section 7.3    Conditions to Seller’s Obligation to Close. The obligations of Seller to effect any Closing shall be subject to the satisfaction or waiver by Seller at or prior to the applicable Closing of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.5 shall be true and correct in all respects (except for any de minimis inaccuracies) as of the applicable Closing Date as if made on and as of the applicable Closing Date, and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct as of the applicable Closing Date as if made on and as of the applicable Closing Date, except (A) in the case of each of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the applicable Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)    Officer’s Certificate. Seller shall have received a certificate, dated as of the applicable Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4    Frustration of Closing Conditions. Neither Purchaser nor Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the applicable Closing to occur as required by this Agreement, including Section 5.3.

ARTICLE VIII

TERMINATION

Section 8.1    Termination. This Agreement may be terminated at any time:

(a)    with respect to any or all of the Sales, by mutual written consent of Seller and Purchaser; or

(b)    with respect to all of the Sales (other than, in the case of clauses (ii) or (iii) of this Section 8.1(b), with respect to any Sales in respect of which a Closing has already been effected), by either Seller or Purchaser, if:

(i)    the HSR Closing shall not have occurred on or before January 4, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation, or breach of a representation or warranty, under this Agreement has been the cause of, or has resulted in, the failure of the HSR Closing to occur on or before such date or to any party during the pendency of any Action brought by the other party for specific performance of this Agreement;

(ii)    Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 8.1(b)(ii) and the basis for such termination; provided, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party to this Agreement if such party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii)    any Legal Restraint permanently enjoining or prohibiting consummation of the HSR Sale shall be in effect and shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any party to this Agreement whose material breach of a representation, warranty, covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint; or

(c)    with respect to any Consent Sale, by either Seller or Purchaser, if:

(i)    the Consent Closing with respect to such Consent Sale shall not have occurred on or before May 4, 2022 (the “Consent Outside Date”); provided, that the right to terminate this Agreement with respect to such Consent Sale under this Section 8.1(c)(i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation, or breach of a representation or warranty, under this Agreement has been the cause of, or has resulted in, the failure of the applicable Consent Closing to occur on or before such date or to any party during the pendency of any Action brought by the other party for specific performance of this Agreement;

(ii)    Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Consent Outside Date or (2) has not been cured prior to the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 8.1(c)(ii) and the basis for such termination; provided, that the right to terminate this Agreement with respect to such Consent Sale under this Section 8.1(c)(ii) shall not be available to any party to this Agreement if such party is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(iii)    any Legal Restraint permanently enjoining or prohibiting consummation of such Consent Sale shall be in effect and shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c)(iii) shall not be available to any party to this Agreement whose material breach of a representation, warranty, covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint.

Section 8.2    Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other.

Section 8.3    Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 8.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its Affiliates or its or their respective officers, directors, equity holders, employees and other Representatives, except as set forth in the Confidentiality Agreement or in this Section 8.3; provided, that termination of this Agreement shall not relieve any party hereto from Liability for willful and material breach of this Agreement or willful and material failure to perform its obligations or agreements under this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2, the second sentence of Section 5.3(f), Article X (other than Section 10.11) and this Section 8.3 shall survive any termination of this Agreement.

Section 8.4    Extension; Waiver. At any time prior to the last Closing, either Seller, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE IX

INDEMNIFICATION

Section 9.1    Survival of Representations, Warranties, Covenants and Agreements.

(a)    The representations and warranties of Seller and Purchaser contained in this Agreement and in any certificate delivered hereunder shall not survive the applicable Closing with respect to the Transferred Entities subject of such Closing and shall terminate at the Closing with respect to the Transferred Entities subject of such Closing. The covenants and other agreements contained in this Agreement that are to be performed prior to a Closing shall not survive such Closing. The covenants and agreements contained in this Agreement that are to be performed at or after a Closing shall survive such Closing until fully performed in accordance with their respective terms.

(b)    Purchaser (on behalf of itself, its Affiliates (including, following the applicable Closing with respect to the Transferred Entities subject of such Closing) and its and their respective former, current and future officers, directors, direct and indirect equity holders, general partners, limited partners, controlling Persons, financing parties, employees, managers, agents and other Representatives) (collectively, the “Purchaser Parties”) agrees that, to the fullest extent permitted by applicable Law, from and after such Closing, under no circumstances shall Seller, any of its Affiliates or any of its or their respective former, current and future officers, directors, direct and indirect equity holders, controlling Persons, financing parties, employees, managers, agents and other Representatives (collectively, the “Seller Parties”) have any Liability to any of the Purchaser Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty hereunder or any covenant or agreement set forth herein to have been performed by its terms prior to the Closing (or any certificate delivered hereunder), including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any such representations, warranties, covenants or agreements, any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement, the transactions contemplated hereby, the ownership, operation, management, use or control of the Business or any of the applicable Transferred Entities prior to such Closing, any of their respective assets, or any actions or omissions prior to such Closing as they relate to the applicable Transferred Entities, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, in each case, other than in the case of actual fraud by or on behalf of Seller in connection with the transactions contemplated by this Agreement. Other than in the case of actual fraud by Seller, Purchaser acknowledges and agrees that it is relying exclusively on, and its sole recourse for any actual or alleged breach of any representation or warranty shall be, the R&W Insurance Policy. From and after the applicable Closing, with respect to the Transferred Entities subject of such Closing, Purchaser (on behalf of the Purchaser Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to, the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of such Transferred Entities or the Business or their respective Affiliates, officers, directors, equity holders, managers, employees, agents or other Representatives, in each case prior to the applicable Closing other than with respect to any Losses arising from (w) a breach of a covenant set forth in this Agreement to be performed by its terms at or after such Closing, (x) Excluded Liabilities, (y) items specified in Section 9.2(c) or (z) actual fraud by or on behalf of Seller in connection with the transactions contemplated by this Agreement.

(c)    Seller (on behalf of itself and the other Seller Parties) agrees that, to the fullest extent permitted by applicable Law, under no circumstances shall any Purchaser Party, other than Purchaser, have any Liability to any of the Seller Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty hereunder or any covenant or agreement set forth herein (or any certificate delivered hereunder), including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any such representations, warranties, covenants or agreements, any certificate, instrument, opinion or other documents delivered hereunder or the subject matter of this Agreement or the transactions contemplated hereby, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, in each case other than in the case of actual fraud by or on behalf of Purchaser in connection with the transactions contemplated by this Agreement; provided that the foregoing shall not relieve Purchaser Parent from its obligations under the Equity Commitment Letter.

(d)    For purposes of this Agreement, (a) “actual fraud” means actual common law fraud (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory) under Delaware law and (b) “willful breach” means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

Section 9.2    Indemnification by Seller(a) . Subject to the provisions of this Article IX, effective as of and after the Closing, Seller shall indemnify and hold harmless the Purchaser Parties from and against any and all Losses incurred or suffered by any of the Purchaser Parties to the extent (a) arising out of or resulting from any breach of any covenant or agreement of Seller contained in this Agreement that is to be performed at or after the Closing, (b) arising out of or resulting from any Excluded Liabilities, or (c) constituting Taxes reportable on a Combined Tax Return and payable by a member of the Seller Group, for which a Transferred Entity is liable under Treasury Regulations Section 1.1502-6 (or corresponding provision of state or local Law) as a result of a Tax Proceeding with respect to a Combined Tax Return.

Section 9.3    Indemnification by Purchaser(a) . Subject to the provisions of this Article IX, effective as of and after the Closing, Purchaser shall indemnify and hold harmless the Seller Parties from and against any and all Losses incurred or suffered by any of the Seller Parties to the extent (a) arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement that is to be performed at or after the Closing or (b) arising out of or resulting from any Liability arising out of or relating to the Transferred Entities or the Business (including the ownership and operation thereof), whether any such Liability arises before, at or after the applicable Closing, except for any (i) Excluded Liability, (ii) any Liability arising out of a willful and material breach of this Agreement by Seller or (iii) any Tax Liability reportable on a Combined Tax Return.

Section 9.4    Indemnification Procedures.

(a)    A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including (x) a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim” and (y) any direct claim asserted by an Indemnified Party against the Indemnifying Party to the extent permitted by this Agreement); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX, except, in the case of a Third Party Claim, to the extent the Indemnifying Party is materially and actually prejudiced by such failure, it being agreed that any such notice must be delivered prior to the expiration of any applicable survival period specified in Section 9.1.

(b)    Upon receipt of a notice for indemnity in respect of a Third Party Claim from an Indemnified Party pursuant to Section 9.2 or Section 9.3, the Indemnifying Party shall be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim or such shorter period as set forth in the notice of a Third Party Claim as may be required by court proceeding in the event of a litigated matter, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party). If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 9.4(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that (i) the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim and (ii) the Indemnifying Party shall reimburse the Indemnified Party for the costs of defending against such Third Party Claim (including reasonable attorneys’ fees and expenses to the extent that it is determined that such Indemnifying Party is liable under this Agreement with respect to such Third Party Claim), but the Indemnifying Party may nonetheless elect to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants at its expense; provided, that if the Indemnified Party reasonably determines, based on the advice of legal counsel, that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim, the Indemnified Party shall have the right to employ separate legal counsel and participate in but not control the defense of such Third Party Claim at its own cost and expense. The Indemnifying Party shall not have the right to assume the defense and control of any Third Party Claim (i) involving a criminal claim or a regulatory enforcement action or (ii) where the sole or primary relief sought is an injunction or equitable relief (other than equitable relief sought which is merely incidental to a request for monetary damages). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party agrees to keep the Indemnified Party reasonably informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim. Each of Purchaser or Seller, as the case may be, shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses during normal business hours upon reasonable advance notice to such Person, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not (A) involve any injunctive relief or finding or admission of any wrongdoing or violation of Law by any Indemnified Party, (B) impose any non-monetary obligation on the Indemnified Party or (C) provide for monetary relief that would not be fully borne by the Indemnifying Party (in any which case the Indemnified Party’s consent shall not be unreasonably withheld, conditioned or delayed). No Indemnified Party shall consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). For the absence of doubt, the provisions of Section 5.4(a)(vii)(1) and not the above provisions of this Section 9.4 shall apply with respect to Babylon Tax Proceedings prior to the applicable Closing with respect to SL Babylon, LLC.

(c)    Notwithstanding anything to the contrary in this Agreement (including Section 9.4(b)), Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including, following the Closing, the Transferred Entities) shall be entitled to participate in, any Tax Proceeding with respect to (A) any Tax Return of Seller or any of its Affiliates (other than the Transferred Entities) or (B) any Combined Tax Return. Seller shall have the right to assume the defense and control of the Specified Matter (as defined in the Seller Disclosure Schedule) in the event that the Losses or Liabilities in respect thereof are reasonably expected to be in excess of $1,000,000; provided that Purchaser and Seller shall jointly assume such defense and control if such Specified Matter could reasonably be expected to involve any injunctive relief or finding or admission of any wrongdoing or violation of Law by any Transferred Entity or impose any non-monetary obligation on any Transferred Entity.

Section 9.5    Exclusive Remedy. Except for the parties’ right to seek and obtain any equitable relief pursuant to Section 10.11, absent actual fraud or willful breach of this Agreement, Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Section 9.2 and Section 9.3 shall be the sole and exclusive remedies of Seller and Purchaser (and the Seller Parties and Purchaser Parties, respectively) for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any of them may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed or complied with under this Agreement. In furtherance of the foregoing, absent actual fraud or willful breach of this Agreement, from and after the Closing, each of Purchaser and Seller, on behalf of itself and the Purchaser Parties and Seller Parties, respectively, waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of the Seller Parties or

Purchaser or any of the Purchaser Parties, as the case may be, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled. Notwithstanding anything to the contrary herein, and for the avoidance of doubt, (a) the procedures set forth in Section 2.5 and Section 2.6 shall apply to the resolution of disputes contemplated thereby and (b) nothing herein shall limit or impair Purchaser’s recourse under the R&W Insurance Policy.

Section 9.6    Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by the amount of any third party insurance or other indemnity or reimbursement proceeds (net of any premia increase arising therefrom and any expenses incurred to recover such amounts) that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such net proceeds shall be remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations). Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party. Purchaser agrees that the R&W Insurance Policy shall expressly exclude any right of subrogation against Seller and its Affiliates except in the case of actual fraud.

Section 9.7    Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party under this Article IX (a) for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits, income or generating capacity or other applicable metric, or for any diminution in value damages measured as a multiple of earnings, revenue or other applicable metric, except for any such damages to the extent actually awarded and paid to a third party, in each case except to the extent that such Losses are a reasonably foreseeable consequence of the applicable breach or (b) absent actual fraud, in excess of an amount equal to the aggregate Final Purchase Price (taking into account all Closings contemplated hereunder).

Section 9.8    Mitigation. Each of the parties agrees to use, and to cause its Affiliates to use, commercially reasonable efforts to mitigate any Losses that may be indemnifiable hereunder upon and after becoming aware of any event or condition that would reasonably be expected to give rise to such Losses, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Interpretation; Absence of Presumption.

(a)    It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)    For purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, clause and Schedule are references to the Articles, Sections, paragraphs and clauses of, or Schedules to, this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules hereto, and references to the “date hereof” shall mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail, except in the case of any notice of breach or alleged breach); (viii) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (ix) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time subject to and in accordance with the terms hereof and thereof; (xi) a reference to any Person includes such Person’s successors and permitted assigns; (xii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiv) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xv) “ordinary course” and “ordinary course of business” with respect to either party shall take into account the commercially reasonable actions taken by such party and its Affiliates in response to COVID-19 and the COVID-19 Measures; and (xvi) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number. If the Closing shall occur, any payment or indemnity obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities until the earlier of (a) the date on which all Continuing Support Obligations have either (i) been replaced in accordance with Section 5.9 or (ii) expired in accordance with their respective terms or otherwise has been terminated, cancelled or extinguished (whether by return of the applicable Seller Guarantee, confirmation by the beneficiary thereof of such termination, cancellation or extinguishment or otherwise) and (b) the date as of which Purchaser shall have provided, or caused an Affiliate to provide, a Backstop Letter of Credit to Seller with respect to each Continuing Support Obligation that remains in effect on the three (3) month anniversary of the applicable Closing (provided, that such Backstop Letter of Credit remains in effect until such Continuing Support Obligation has been replaced in accordance with Section 5.9). Any reference in this Agreement to a specified date shall mean 5:00 p.m. (New York City time) on such date, unless another time is specified.

(c)    Any disclosure with respect to a Section of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on the face of such disclosure.

(d)    In respect of the representations made by Seller in Article III and the covenants of Seller under Article V, after the occurrence of a Closing in which a Transferred Entity shall no longer be an Affiliate of Seller as a result of the related Sale, such Transferred Entity shall no longer be a “Transferred Entity” for purposes of Article III with respect to the representations made by Seller on any subsequent Closing Date or Article V with respect to the obligation of Seller to cause any such Transferred Entity to take, or refrain from taking, any action described in such Article V.

(e)    Where the phrase “Closing with respect to such Transferred Entity” or a similar construction is used, the applicable “Closing” for any HSR Company as a Transferred Entity is the HSR Closing and the applicable “Closing” for any Consent Company as a Transferred Entity is the Consent Closing specifically associated with such Consent Company.

Section 10.2    Headings; Definitions. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

Section 10.3    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it shall not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 10.7.

(b)    EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.3 SHALL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.4    Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 10.5    No Third Party Beneficiaries. Except for Section 5.9, Section 9.1(b), Section 9.1(c), Section 9.2, Section 9.3 and Section 10.3, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.6    Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 10.7    Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by e-mail transmission (so long as confirmation of such e-mail is received if requested), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)    If to Seller:

c/o Public Service Enterprise Group Inc.

80 Park Plaza

Newark, New Jersey 07102

Attention:     Timothy P. Pellegrin

    Michael K. Hyun

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Andrew R. Brownstein

   Benjamin M. Roth

(b)    If to Purchaser:

c/o LS Power Equity Advisors, LLC

One Tower Center, 21st Floor

East Brunswick, New Jersey 08816

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Milbank LLP

55 Hudson Yards

New York, New York 10001

Attention: William Bice

Section 10.8    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that (a) Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its Affiliates, but any such transfer or assignment shall not relieve Seller of any of its obligations hereunder, (b) Purchaser (or its Affiliates) or Seller (or its Affiliates) may make any pledge or collateral assignment of this Agreement or any of its rights hereunder to any of its collateral agents, administrative agents and/or lenders and (c) Purchaser may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any of its domestic Affiliates, but any such transfer or assignment shall not relieve Purchaser of any of its obligations hereunder. For the avoidance of doubt, in the event Purchaser, the Transferred Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser, the Transferred Entities or such successors or assigns, as the case may be, shall assume any outstanding obligations of Purchaser set forth in this Agreement; provided, that this obligation shall terminate on the earlier of (a) the date on which all Continuing Support Obligations have either (i) been replaced in accordance with Section 5.9 or (ii) expired in accordance with their respective terms or otherwise has been terminated, cancelled or extinguished (whether by return of the applicable Seller Guarantee, confirmation by the beneficiary thereof of such termination, cancellation or extinguishment or otherwise) and (b) the date as of which Purchaser shall have provided, or caused an Affiliate to provide, a Backstop Letter of Credit to Seller with respect to each Continuing Support Obligation that remains in effect on the three (3) month anniversary of the applicable Closing (provided, that such Backstop Letter of Credit remains in effect until such Continuing Support Obligation has been replaced in accordance with Section 5.9).

Section 10.9    Amendments and Waivers. This Agreement may not be modified or amended, except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.11    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. If, prior to the Outside Date or a Consent Outside Date, any party brings any Action in accordance with Section 10.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (y) such other time period established by the court presiding over such Action. Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller hereby agrees that Seller shall be entitled to specific performance of Purchaser’s obligation to consummate a Closing pursuant to this Agreement only if (i) the conditions to the specific Closing in Article VII have been satisfied or expressly waived (other than those conditions which by their nature cannot be satisfied until such Closing (and provided that the failure to satisfy any such condition was not due to a breach by Purchaser of any of its obligations under this Agreement), (ii) Purchaser fails to complete the applicable Closing by the date the applicable Closing is required to have occurred pursuant to Section 2.3(a), and (iii) Seller has confirmed in writing that, if specific performance is granted, then Seller is prepared to complete the applicable Closing.

Section 10.12    Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)    Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any conflict of interest arising out of or relating to the representation after the Closing (the “Post-Closing

Representation”) of Seller, any of its Affiliates or any equity holder, officer, employee, director or other Representative of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby, by any legal counsel currently representing Seller or any of its Affiliates or any other Designated Person in connection with this Agreement or any other agreements or transactions contemplated hereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b)    Purchaser waives and shall not assert, and agrees to cause its Affiliates (including, following the Closing, the Transferred Entities) to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) (including in respect of any claim for indemnification by any Purchaser Party), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and its Affiliates and that Seller and its Affiliates, and not Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), shall have the sole right to decide in connection with any third party dispute whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after the Closing, none of Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) or any Person acting or purporting to act on their behalf shall seek to obtain access to any such communications or to the files of the Current Representation by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities). Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates (including, following the Closing, the Transferred Entities), on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of such attorney-client privileged communications to such third party and request that Seller not permit such disclosure, and Seller shall consent to such request unless it reasonably believes it may be prejudiced thereby.

Section 10.13    No Admission. Nothing herein shall be deemed an admission by Purchaser, Seller or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 10.14    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic transmission in .pdf format or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 10.15    Guarantee. Public Service Enterprise Group Inc., a Delaware corporation, hereby guarantees to Purchaser that it shall cause Seller to pay and perform all of its obligations under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

QUATTRO SOLAR, LLC

By:	/s/ Ernest Kim
	Name:	Ernest Kim
	Title:	Managing Director

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

PSEG POWER VENTURES LLC

By:	/s/ Timothy P. Pellegrin
	Name:	Timothy P. Pellegrin
	Title:	Authorized Officer

For purposes of Section 10.15 only:

PUBLIC SERVICE ENTERPRISE GROUP, INC.

By:	/s/ Daniel Cregg
	Name:	Daniel Cregg
	Title:	Executive Vice President and
Chief Financial Officer

[Signature Page to Equity Purchase Agreement]